Exhibit 99.2

MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485

Annual Financial Report

For the year ended 30 June 2015

1	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

Contents

CORPORATE DIRECTORY	3

CHAIRMAN’S REPORT	4

DIRECTORS’ REPORT	8

AUDITOR’S INDEPENDENCE DECLARATION	28

CORPORATE GOVERNANCE STATEMENT	29

INDEPENDENT AUDITOR’S REPORT	30

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME	32

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	34

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	35

CONSOLIDATED STATEMENT OF CASH FLOWS	37

NOTES TO THE FINANCIAL STATEMENTS	38

DIRECTORS’ DECLARATION	83

SHAREHOLDER INFORMATION	84

2	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

CORPORATE DIRECTORY

Directors	Ian Rodwell	- Managing Director and Chief Executive Officer
	Greg McCann	- Non-Executive Chairman
	Mark Hauser	- Non-Executive Director
	Jeff White	- Non-Executive Director
	Leo Hindery, Jr	- Non-Executive Director

Company secretary	Emma Waldon

Registered office	Suite 5, Level 1,
442-446 Beaufort Street,
HIGHGATE WA 6003
Telephone +61 (08) 9227 7100
Fax +61 (08) 9227 7100

Principal place of business	Australia:	United States of America:
	Suite 5, Level 1,	320 King Street,
	442-446 Beaufort Street,	Suite 202
	HIGHGATE WA 6003	Alexandria, VA 22314
	Telephone +61 (08) 9227 7100	Telephone +1 (571) 982 3000
Fax +61 (08) 9227 7100

Share registry	Link Market Services Limited,
Level 9, 333 Collins Street,
Melbourne VIC 3000

Auditor	BDO East Coast Partnership
Level 11, 1 Margaret Street,
Sydney NSW 2000

Solicitor	Addisons Lawyers	Loeb and Loeb LLP
	Level 12, 60 Carrington Street,	345 Park Avenue
	Sydney NSW 2000	New York, NY 10154

Bankers	Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 2000

Stock exchange listings	Australian Securities Exchange (ASX code: MKB)

NASDAQ Global Market (NASDAQ code: MOKO)

Listed on the ASX	27 June 2007
Listed on the NASDAQ	27 June 2014

Internet address	http://mokosocialmedia.com

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	3

CHAIRMAN’S REPORT

CHAIRMAN’S REVIEW

HIGHLIGHTS:

•	REC*IT’s exclusive reach now over 1,000 U.S. colleges
•	More than 100,000 new REC*IT 2.0 downloads since its release for the new college semester, bringing the total app installs to approx. 325,000 to date with user engagement up over 160%
•	SPEAKIESY to be officially launched October 3rd to an initial 80 U.S. colleges
•	Exclusive agreement with BigTeams to develop and provide a new app — “BigTeams powered by REC*IT” — to be made available to more than 4,400 high schools
•	10% equity stake in BigTeams with an option to increase to 23%
•	REC*IT FITNESS currently under development and scheduled for launch late October 2015

MOKO is the unique and exclusive gateway to over 1,000 colleges, 4,400 high schools and their 24 million students.

Introduction

MOKO currently has in place a solid foundation in its unique relationships with students at both US colleges and US high schools. The Company is building on these relationships to make it the leading source for accessing college and high school students. In January 2015, we extended our agreement with IMLeagues LLC (IML), the largest and fastest growing intramural software platform in the U.S., with the effect of providing MOKO with exclusive rights to the IML college data feeds in perpetuity – further entrenching our leadership position. With MOKO’s assistance, IML has been growing the number of colleges for which it manages the intramural and recreational data, and it now serves over 1,000 U.S. colleges (up from 650 last year) - for which MOKO holds the exclusive rights to provide REC*IT.

In April 2015, we entered an exclusive agreement with BigTeams, the largest high school sports software platform in the U.S., to develop and provide a high school version of REC*IT, “BigTeams powered by REC*IT”, to more than 4,400 high schools exclusively for three years. This exclusive agreement is extendable by mutual agreement. The agreement with BigTeams was a major milestone for MOKO as it extended our student audience from colleges into high schools, another highly desired demographic among advertisers.

MOKO also secured a 10% strategic equity stake in BigTeams and has a unilateral option to increase this to 23%, which if exercised will make MOKO the second largest shareholder. This arrangement strengthens MOKO’s ability to renew the exclusive rights, particularly as MOKO owns the proprietary intellectual property that will drive the app.

With exclusive access to data streams covering both college and high school audiences, MOKO has begun and will continue to develop ‘ownership’ of students who participate in sports, recreational and intramural activities. We believe that large brands that are looking to advertise to students will see MOKO as a very attractive avenue to reach this audience.

To further broaden our student audience reach, we developed and released this month SPEAKIESY, a new and exciting social network that can be used by all college students. We are also developing RECIT FITNESS, a utility app with the features and functionality of REC*IT but tailored to students participating in on-campus class-style fitness activities such as yoga and spin classes. REC*IT FITNESS is scheduled to be launched in October 2015.

Through the products listed above, we will be able to develop long-term relationships with student users as they grow-up through high school and transition into college. The REC*IT brand, image and product will become embedded with high school students, and familiarity with the app will allow for a seamless transition from the BigTeams powered by REC*IT app to the college REC*IT and SPEAKIESY social networking apps.

4	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

CHAIRMAN’S REPORT

REC*IT 2.0

REC*IT 2.0 is the award winning mobile app that enables students to participate in and manage their intramural sports and recreational activities at college campuses. REC*IT is now exclusive to over 1,000 U.S. colleges, representing half of the total U.S. college student population.

REC*IT 2.0 launched in August 2015 and has new features designed to enhance usability, including allowing students to register in-app, create teams, and send player and team invitations. REC*IT 2.0, at time of writing this report, has already had over 325,000 new app installs and has seen a significant increase in user engagement. Screen views are now up over 160% over REC*IT 1.0 (launched in September 2014) which already had engagement metrics significantly above industry average.

We have set a target of 500,000 REC*IT app installs by the end of 2015 and we expect to see continued growth through the Fall semester (September-November 2015). Growth is then expected to recommence in January 2016 when the second or “Spring” semester commences.

During REC*IT 1.0’s launch last year, we discovered that the most successful colleges were those where Rec directors were actively promoting the REC*IT app to their students because they knew it was a genuine utility that made student life easier. Utilizing this intelligence, we developed relationships with Rec directors over the summer break in readiness for the launch of REC*IT 2.0 for the Fall semester. This included hosting training sessions across some of the largest and most prominent colleges throughout the U.S. The response from Rec directors during these training sessions was extremely positive and many college Rec departments have endorsed the REC*IT 2.0 app.

We will also shortly be launching an on-campus marketing campaign focused on brand and product awareness. This will include sweepstake competitions, sponsoring Rec centers and campus activities including student registration and orientation events, and display of banners, brochures and merchandise such as t-shirts and water bottles branded “REC*IT”.

SPEAKIESY

SPEAKIESY is a mobile social network that connects U.S. college students by allowing them to communicate and share information via a closed social network that can only be accessed with a university specific “.edu” email address. SPEAKIESY was released in the app stores in early September 2015 and promotional campaigns at over 80 U.S. colleges will commence shortly.

Over the summer break, MOKO interviewed more than 2,000 students across the 8 launch colleges for the position of “Brand Ambassador”. “Brand Ambassadors” are high profile students within their respective campuses (such as sorority and fraternity members) who have a social influence and following on the ground with fellow students. These students are incentivized to promote SPEAKIESY and they have in turn created teams of “influencers” who are tasked with content seeding, creating topical hashtags to build utility value, and app promotion.

Brand Ambassadors have already started downloading and using the app with their friends. From the app stores early release, there have already been over 100,000 new app installs and the initial student feedback has been overwhelmingly positive.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	5

CHAIRMAN’S REPORT

BigTeams powered by REC*IT

In April 2015, MOKO entered an exclusive agreement with BigTeams, the largest high school sports software platform in the U.S., to develop and rollout a high school version of REC*IT to more than 4,400 high schools. The new app, “BigTeams powered by REC*IT”, is expected to launch in the coming weeks and will provide high school students and their parents with a mobile app to check high school sporting schedules, activities and results in real-time.

Since 2001, BigTeams has been developing high school websites and relationships with their schools. Leveraging these relationships, BigTeams will, when launched, market and promote the app to these schools and the individual staff and coaches.

REC*IT FITNESS

REC*IT FITNESS will extend the utility and features of REC*IT from intramural sports into on-campus group fitness activities such as yoga and spin classes. REC*IT FITNESS will extend MOKO’s college student reach into the entire college activity scene: intramural sports, recreation and general fitness. There are college students who participate in class style fitness activities on-campus, but do not necessarily play intramural sports, thereby providing MOKO with access to a completely new user base.

REC*IT FITNESS app development is underway and it is expected to launch in October 2015. Marketing will be through on-campus Rec teams, utilizing the existing relationships with college Rec directors.

Other Platforms

MOKO‘s business includes three other platforms: Blue Nation Review, RunHaven and Tagroom. While these platforms show great promise, the ability to pursue these requires significant funding by way of new capital. The state of the securities markets has posed some challenges to this capital raising process, as the market has experienced extreme volatility and MOKO’s U.S. share price and liquidity have suffered. The consequence of this is that MOKO is seeking to raise capital at a difficult time. Following feedback from U.S. investors and advisors, and with the positive and promising early results from REC*IT 2.0 and SPEAKIESY, the company has made a strategic decision to focus its resources on its student products and reduce its cash burn from those other platforms.

The rationale for this decision is as follows: historically, the U.S. college student user base has been one of the most difficult demographics to access in any significant numbers due to its fragmented nature. We believe that REC*IT 2.0, SPEAKIESY and REC*IT FITNESS have the potential to solve this problem and that the deeper we can penetrate the student market, the more attractive MOKO will be to advertisers.

6	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

CHAIRMAN’S REPORT

Outlook for 2016

During the past 12 months MOKO has expanded its student audience reach by securing exclusive access to students at over 1,000 U.S. colleges and 4,400 high schools and through the development of new mobile platforms for their students. In this market we hold the best competitive position as a result of the exclusive agreements with IML and BigTeams. As a result, we believe it feasible to target in 2016 a student user base of around 1 million from approximately 325,000 currently. MOKO’s decision to focus on student products has been made on the basis that the U.S. student audience is among the most valuable to brands and advertisers and provides huge potential for future monetization.

Yours sincerely,

Greg McCann

Chairman

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	7

DIRECTORS’ REPORT

The directors present their report together with the financial statements, on MOKO Social Media Limited, and its controlled entities (Consolidated Entity or MOKO), for the year ended 30 June 2015 and the auditor’s report thereon.

Directors

The following persons were directors of MOKO Social Media Limited during the whole of the financial year and up to the date of this report, unless otherwise noted:

Ian Rodwell	-	Chief Executive Officer and Managing Director
Greg McCann	-	Non-Executive Chairman
Mark Hauser	-	Non-Executive Director
Jeff White	-	Non-Executive Director (appointed 1st February, 2015)
Leo Hindery Jr	-	Non-Executive Director (appointed 1st April, 2015)
Peter Yates	-	Non-Executive Director (resigned 17th November, 2014)
Johannes De Back	-	Non-Executive Director (resigned 13th April, 2015)

Principal activities

During the year the principal activity of the Consolidated Entity was the development and branding of mobile social networks for tailored audiences to enable mobile communities of large, like-minded groups of people to socialize and communicate around their common interests.

Dividends

No dividends were paid or declared during the year (2014: $nil).

Review of operations

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Commerce (2014: Four operating segments including Mobile Content). These operating segments are based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

Mobile Social	MOKO’s proprietary mobile social networks and community/chat product business which currently represents legacy activities of our initial platform monetization efforts and is of less significance and priority than it has been historically.
Mobile Advertising	MOKO’s proprietary performance based, U.S. mobile ad network which more recently has been transitioning its business strategy to work directly with advertisers and targeting specific industry sectors (or verticals) including Mobile Games, Mobile Apps, Financial Services and Digital Publishing to allow it to provide advertisers with direct opportunities to place ads in MOKO properties such as REC*IT, Blue Nation Review, RunHaven and others. This segment represents MOKO’s core operating segment and contains the mobile community development business to be monetized via customized mobile social advertising. It also includes subsidiary Tagroom Pty Ltd, www.tagroom.com.au, an 80% controlling interest in which was acquired in October 2014.
Mobile Commerce	MOKO’s Australian based, online, flash sales and aspiring e-commerce product sales business, Deals I Love (Australia) Pty Ltd, which sells merchant products to customers through its website, www.dealsilove.com.au and was acquired in July 2013.

Further Details in relation to the review of operations are contained within the Chairman’s Report on pages 4 to 7 and a financial overview commentary follows.

Financial overview

MOKO earned total revenue for the year ended 30 June 2015 (‘2015’) of $6,287,133 versus $8,228,151 in the prior year ended 30 June, 2014 (‘2014’), representing a decrease of 24%. The loss for the 2015 year was $20,294,007 compared with a 2014 loss of $13,596,459, an increase of 49%.

MOKO’s net asset position at 30 June 2015 was $11,080,576, a decrease of 5% from the prior year, at $11,616,698.

8	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

The cash and equivalent assets at 30 June 2015 was $7,219,908 versus $9,878,011 in the prior year, representing a decrease of 27%. It included $18,231,444 net cash used in operations in 2015 (2014: $7,067,727), $775,134 net cash used in investing activities (2014: $699,506) and $16,219,370 net cash from finance activities (2014 $15,151,403).

Comparison of Twelve Months Ended June 30, 2015 to Twelve Months Ended June 30, 2014.

Revenue

Twelve Months Ended June 30, 2015	Twelve Months Ended June 30, 2014	Increase / (Decrease)	% Change
$6,287,133	$8,228,151	(1,941,018)	(23.6)

For 2015, revenue was represented by Mobile Social of $723,690, Mobile Advertising of $3,573,152 and Mobile Commerce of $1,990,291.

Mobile Social decreased its revenue to $723,690 (2014: $882,393) given its decreasing focus within our activities and the continuation of divesting of products and services within this operating segment during the year. Ongoing revenues are earned within this segment from our MOKO-CHAT product in Australia.

Mobile Commerce became active on 1 July 2013 when MOKO completed a business combination by acquiring a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (‘DIL’) for the purpose of expanding into the growing mobile commerce sector. This acquisition represents the Mobile Commerce segment. During the fiscal year, DIL contributed consolidated revenue of $1,990,291 (2014: $4,274,571). The 2015 fiscal year underperformed the 2014 year due to challenging competitive conditions and business focus on the Mobile Advertising segment.

Mobile Advertising revenue for the 2015 fiscal year was $3,573,152 (2014: $3,102,132). The increase reflected a re-positioning by the Board to focus Mobile Performance Network (MPN) as a service provider to customized mobile social advertising projects such as REC*IT, Run-Haven and Blue Nation Review.

Ongoing revenues in this segment are expected to be earned from the monetization of MOKO's student products, including REC*IT and SPEAKIESY, following a strategic decision to focus the Company's resources on the student market. As these products are not yet commercialized there remains uncertainty over this expectation.

The Mobile Content segment did not operate during the year. A minor revenue adjustment of ($30,945) was recognised in 2014 after the sale and cessation of MOKO’s U.K. operations in the fourth quarter of 2013. There are presently no active plans to re-activate this operating segment.

Interest income

Twelve Months Ended June 30, 2015	Twelve Months Ended June 30, 2014	Increase / (Decrease)	% Change
$189,770	$104,850	$84,920	81.0

For 2015, Other Income comprises interest income of $189,770 (2014: $104,850) which reflects higher average cash and cash equivalent balances held during the year.

Other Income

Twelve Months Ended June 30, 2015	Twelve Months Ended June 30, 2014	Increase / (Decrease)	% Change
$947,845	$1,365,101	($417,256)	(30.6)

For 2015, MOKO’s received a Research & Development tax refund $937,845 from the Australian Taxation Office (2014: $1,082,953). The comparative year also included $172,655 of government grant revenue for Mobile Social, $109,493 proceeds and gain from the sale of a Mobile Social business, mBuzzy in August 2013.

Fair value gained on deferred contingent consideration

Twelve Months Ended June 30, 2015	Twelve Months Ended June 30, 2014	Increase / (Decrease)	% Change
$-	$383,933	($383,933)	(100.0)

The comparative year included a fair value gain on deferred contingent consideration of $383,933 which was the reversal of previously recognised deferred contingent consideration in relation to the acquisition of the Mobile Advertising business, OfferMobi (renamed to Mobile Performance Network in 2015, “MPN”).

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	9

DIRECTORS’ REPORT

Expenses

Twelve Months Ended June 30, 2015	Twelve Months Ended June 30, 2014	Increase / (Decrease)	% Change
$27,899,016	$23,649,446	$4,249,570	18.0

Expenses are classified, discussed and analysed below in three sections as (i) costs of providing goods and services, (ii) selling, general and administrative expenses, and (iii) depreciation and amortisation.

Costs of providing goods and services

Twelve Months Ended June 30, 2015	Twelve Months Ended June 30, 2014	Increase / (Decrease)	% Change
$6,117,942	$6,536,820	($418,878)	(6.4)

For 2015, costs of providing goods and services related to the operating segments of Mobile Social of $364,608 (2014: $403,260), Mobile Content of nil (2014: ($24,974)), Mobile Commerce of $1,486,057 (2014: $3,092,258) and Mobile Advertising of $4,267,277 (2014: $3,066,276). The movement in costs was commensurate with the movement in revenues for Mobile Social, Mobile Commerce and Mobile Advertising. Mobile Content was inactive.

Selling, general and administrative expense

Twelve Months Ended June 30, 2015	Twelve Months Ended June 30, 2014	Increase / (Decrease)	% Change
$20,763,417	$15,888,388	$4,875,029	30.7

For 2015, MOKO’s selling, general and administrative expenses increased primarily as a result of a general expansion in MOKO’s business operations within the Mobile Advertising segment in the US. The investment in Tagroom as well as expenses related to the NASDAQ listing and share based payments expense, also contributed.

Particularly large movements in expenses for 2015 versus 2014 year were as follows:

—Marketing expenses: an increase of $2,532,863 or 193.5% from $1,308,959 in 2014 to $3,841,822 in 2015 due mostly to an increase in Mobile Advertising User acquisition costs for the customised mobile social advertising business.

—Travel and entertainment expenses: an increase of $353,074 or 62.4% from $566,259 in 2014 to $919,333 in 2015 primarily because of the migration of the business to the U.S.

—Legal and professional fees: a decrease of $1,039,698 or 32.3% from $3,223,803 in 2014 to $2,184,105 in 2015. The comparative year included various fees related to the NASDAQ listing and corporate restructuring.

—Employee benefits expense: the largest cash component of selling, general and administrative expense increased by $4,881,481 or 128.6% from $3,796,520 in 2014 to $8,678,001 in 2015 due to a large increase in average headcount as a result of the expansion in the Mobile Advertising segment (particularly in the US).

—Share based payments: a decrease of $3,215,703 or 62.5% from $5,144,968 in 2014 to $1,929,265 in 2015, mostly due to a decrease in share based remuneration to Directors, U.S. employees and contractors.

—Product costs are $996,986 in 2015 (2014: Nil). They relate to the investment by the Consolidated Entity in the continued customization of mobile social advertising products including REC*IT, Run-Haven and Blue Nation Review. With the move to the US and the rapid growth in products, external contractors have been engaged to further the process. Previously this work was largely completed internally.

Depreciation and amortisation

Twelve Months Ended June 30, 2015	Twelve Months Ended June 30, 2014	Increase / (Decrease)	% Change
$1,017,657	$1,224,238	($206,581)	(16.9)

Depreciation decreased by $3,706 from $42,475 in 2014 to $38,769 in 2015 due to decreased levels of computer equipment depreciation associated. Amortization decreased by $202,875 from prior year $1,181,763 to $978,888 due to lesser value of finite life intangible assets relating to the “Deals I Love” and MPN acquisitions, which were fully amortised in 2014.

10	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

Income tax benefit / (expense)

Twelve Months Ended June 30, 2015	Twelve Months Ended June 30, 2014	Increase / (Decrease)
$180,261	($29,048)	$209,309

The income tax benefit included a release of $131,074 tax liability in All Night Media (MOKO’s UK subsidiary which ceased operations in 2013) and reversal previous year US tax provisions $49,187 in 2015 versus $29,048 tax expense for US state taxes in 2014.

MOKO has not and does not recognize the carry forward of unused tax losses and unused tax credits and given it has historically traded unprofitably, it is currently less than probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Subject to continuing to satisfy AusIndustry and Australian Taxation Office regulations and laws, we currently expect to receive concessional income tax treatment in the current financial year similar to that which we have had historically.

Liquidity and Financial Position

MOKO’s 30 June 2015 reporting date cash and cash equivalents (‘cash’) was $7,219,908 (2014: $9,878,011) and the net assets were $11,080,576 (2014: $11,616,698). Working capital, (defined as current assets less current liabilities) decreased to $5,758,246 (2014: $7,523,168) and pertained largely to the decrease in balance date cash.

The operating cash outflow for the year increased by 159% to $18,272,620 (2014: $7,067,727) reflecting the increased losses. Investing cash outflows increased by 5% to $733,958 (2014: $699,506) due to the investments in Big Teams LLC and Tagroom Pty Ltd. The financing cash inflows increased by 7% to $16,219,370 (2014: $15,151,403) as a result of net share issue proceeds of $16,219,370 (2014: $16,269,600) and net debt repayment of nil (2014: $1,118,197).

As part of its U.S. Initial Public Offering (‘U.S. IPO’), on 27 June 2014, MOKO listed 1,100,000 American Depositary Shares (“ADSs”) on NASDAQ where each ADS represents forty fully paid ordinary shares of MOKO. The public offering price was USD$7.50 per ADS, representing a total amount raised of US$8,250,000 before underwriting commissions and transaction costs. The cash proceeds from the U.S. IPO were received on 1 July 2015 and are part of the cash, net asset or working capital figures in 2015.

On 14 July 2015, the Company filed a Form F-3 Registration Statement with the United States Securities and Exchange Commission for a maximum aggregate public offering of up to US $40,000,000. The Form F-3 is used by foreign private issuers in the U.S. to register offerings of securities and can be utilised in stages over three years. This provides MOKO with additional flexibility to approach the U.S. market for capital over the medium term.

Outlook

MOKO has made a strategic decision to focus the Company's resources on the student market. The results from the monetization of MOKO's student focussed products, REC*IT and SPEAKIESY, are not yet reflected in MOKO's operating results or cashflows. MOKO’s decision to focus on the student market has been made on the basis that the U.S. student audience is among the most valuable to brands and advertisers and provides huge potential for future monetization.  As these products are not yet commercialized there remains uncertainty over this expectation.

Significant changes in the state of affairs

On 1 October 2014, MOKO completed a business combination by acquiring a controlling 80% share interest in Tagroom Pty Ltd. Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition of Tagroom.com to MOKO’s portfolio is synergistic with the company’s overall audience and current Mobile Advertising segment. The acquisition also brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic. During the fiscal year, Tagroom contributed $0.04m of revenue and an EBITDA of ($0.66m).

On 24 April 2015, MOKO signed a Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO committed to invest One Million U.S. Dollars (US$1,000,000) to acquire a 10% strategic investment in BigTeams. BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising.

During the year MOKO issued 202.63m new ordinary shares (2014: 177.98m) and nil Performance shares (2014: 20m). The unlisted options increased to 66.22m (2014: 63.92m) and listed options decreased to nil (2014: 145.81m).

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	11

DIRECTORS’ REPORT

Matters subsequent to the end of the financial year

Option Issues

Since 30 June 2015, the following options over American Depository Shares have been issued:

-	On 18 September 2015, 20,000 options over ADSs (equivalent to 800,000 ordinary shares) with an exercise price of US$4.00 and an expiry date of 31 July 2017; and
-	On 22 September 2015, 25,000 options over ADSs (equivalent to 1,000,000 ordinary shares) with an exercise price of US$3.00 and an expiry date of 22 September 2017.

Since 30 June 2015, the following options over American Depository Shares have been cancelled due to vesting conditions not being met:

-	On 18 September 2015, 7,500 options over ADSs (equivalent to 300,000 ordinary shares) with an exercise price of US$4.58 and an expiry date of 3 November 2017; and
-	On 18 September 2015, 7,500 options over ADSs (equivalent to 300,000 ordinary shares) with an exercise price of US$4.58 and an expiry date of 3 November 2018.

Share Issues

On 14 July 2015, the Company filed a Form F-3 Registration Statement with the Securities Exchange Commission for a maximum aggregate public offering of up to US $40,000,000. The Form F-3 is used by foreign private issuers in the U.S. to register offerings of securities and can be utilised in stages over three years. This provides MOKO with additional flexibility to approach the U.S. market for capital over the medium term. No proceeds have been received to date.

Option Investment

On 4 September 2015, MOKO executed an amendment to the Share Purchase Agreement dated April 24, 2015 with Big Teams LLC (“Big Teams”). Subject to the terms and conditions of the Share Purchase Agreement and MOKO is not in default of the Agreement, the Amendment extends the option for MOKO to invest an additional One Million Five Hundred Thousand U.S. Dollars (US$1,500,000.00) in Big Teams LLC from 1 October 2015 to 1 December 2015.

Director Appointments

On 23 September 2015, MOKO announced that Emma Waldon would be appointed as a Non-Executive Director effective from 1 October 2015.

On 24 September 2015, MOKO announced that Diana Rhoten would be appointed as a Non-Executive Director effective from 1 October 2015.

No other matter or circumstance has arisen since 30 June 2015 that has or may significantly affect:

(a) MOKO Social Media Limited operations in future financial years, or

(b) The results of those operations in future financial years, or

(c) MOKO Social Media Limited’s state of affairs in future financial years.

Likely developments and expected results of operations

Comments on expected results of certain operations of the Consolidated Entity are included in this annual report under the Chairman’s report.

A high level summary of future development is as follows:

MOKO‘s business includes its student focussed products, REC*IT and SPEAKIESY and three other platforms: Blue Nation Review, RunHaven and Tagroom. While the non-student platforms show great promise, the ability to pursue these requires significant funding by way of new capital. The state of the securities markets has posed some challenges to this capital raising process, as the market has experienced extreme volatility and MOKO’s U.S. share price and liquidity have suffered.  The consequence of this is that MOKO is seeking to raise capital at a difficult time. Following feedback from U.S. investors and advisors, and with the positive and promising early results from REC*IT 2.0 and SPEAKIESY, the company has made a strategic decision to focus its resources on its student products and reduce its cash burn from those other platforms.

The rationale for this decision is as follows: historically, the U.S. college student user base has been one of the most difficult demographics to access in any significant numbers due to its fragmented nature. We believe that REC*IT 2.0, SPEAKIESY and REC*IT FITNESS have the potential to solve this problem and that the deeper we can penetrate the student market, the more attractive MOKO will be to advertisers.

12	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

Environmental regulation

The Consolidated Entity is not subject to any significant environmental regulation under Australian or international laws

Greenhouse, gas and energy data

The Consolidated Entity is not subject to the reporting requirements of either the Energy Efficiency Opportunities Act 2006 or the National Greenhouse and Energy Reporting Act 2007 due to size and scale of its operations.

Information on directors

Gregory Ronald McCann (Non-Executive Chairman)

62 years. Director since 24 April 2007.

Qualification

Bachelor of Business from the University of Tasmania, Fellow of the Institute of Chartered Accountants in Australia and Fellow of the Australian Institute of Company Directors

Experience and expertise

Mr McCann is currently the Managing Director and principal of the Excentor Group of companies, an independent software and consulting services supplier to the Asia Pacific region. Greg was previously a partner with Deloitte for 24 years and has held a number of senior leadership roles, including Managing Director for Deloitte Consulting/ICS in Australia, a systems integrator specialising in the implementation of enterprise applications.

Mr McCann is also Chairman of Tel.Pacific Limited, former Chairman of NBN Tasmania Limited, and on the Board of the law firm, Lander and Rogers.

Other current directorship

Tel.Pacific Limited

Former directorships in the last 3 years

NBN Tasmania Limited

Special responsibilities

Non-Executive Chairman of the Board of Directors and Member of the Compensation Committee

Interest in shares and options at date of this report

Shares:	15,944,444	fully paid ordinary shares – Indirectly held
	20,000,000	performance shares – Indirectly held
Options:	10,000,000	(5,000,000 options expiring 30 July 2016, exercisable at $0.042 each) – Indirectly held
		(5,000,000 options expiring 28 Nov 2015, exercisable at $0.40 each) – Indirectly held

Ian Michael Rodwell (Managing Director and Chief Executive Officer)

53 years. Director since 18 August 2008.

Qualification

None

Experience and expertise

Mr Rodwell is the founder of MOKO Social Media. He has over 23 years of experience in corporate and consumer design and multimedia and has owned and operated several businesses specialising in this field. He has worked in Australia, Singapore, UK and the US, managing projects for many international companies including McKinsey, BMW, UniLever, and MTV.

In the consumer area, Mr Rodwell led projects for several of the world’s biggest names in sport including Manchester United FC; The All Blacks; Adidas; and several top tennis stars such as Anna Kournikova and Lleyton Hewitt. His role includes the oversight of all MOKO’s strategic planning and product development.

Other current directorships

None

Former directorships in the last 3 years

None

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	13

DIRECTORS’ REPORT

Special responsibilities

Chief Executive Officer and member of the Audit Committee until 27 May 2015

Interest in shares and options at date of this report

Shares:	132,917 fully paid ordinary shares – Directly held
5,900,000 fully paid ordinary shares – Indirectly held
Options:	17,500,000
(10,000,000 options expiring 28 November 2015, exercisable at $0.40 each) – Indirectly held

(7,500,000 options expiring 26 November 2017 which vest if the volume weighted average price of MOKO ‘s shares exceed $0.30 for a 30 Trading Day period, exercisable at $0.19 each) – Directly held

Mark Hauser (Non-Executive Director)

57 years. Director appointed 1 February 2014.

Qualification

Bachelor of Economics and Bachelor of Law from Sydney University and a Masters of Law from the London School of Economics and Political Science.

Experience and expertise

Mr. Hauser is a Senior Managing Director of OFS Management, responsible for OFS’s SBIC fund. Mr. Hauser is also the founder and Managing Director of Tamarix Capital, an investment firm dedicated to using flexible financing solutions to support management teams in lower-middle-market companies, and oversees its investment activities.

Prior thereto, he was a Senior Managing Director at Sandell Asset Management, an international multi-strategy alternative asset manager, where he founded and was global head of the firm’s private equity practice as well as a member of its investment committee.

Prior to joining Sandell, he was a Managing Director at FdG Associates, a New York-based middle-market private equity fund focused on investing in family owned businesses. Previously, he was a Managing Director at Ocean Capital Corporation, a private international investment banking firm.

Mr. Hauser has served as an officer and on the boards of directors of various private and public portfolio companies, both in the U.S. and abroad. Mr. Hauser began his career as a corporate attorney, practicing in New York, Sydney and London.

Other current directorships

Nil

Former directorships in the last 3 years

Nil

Special responsibilities

Member of Audit Committee (chairman from 26 February 2015) and chairman of Compensation Committee

Interest in shares and options at date of this report

Shares:	4,910,000 fully paid ordinary shares – Directly held
Options:	5,000,000
(2,000,000 options expiring 31 January 2016, exercisable at $0.20 each) – Directly held
(3,000,000 options expiring 26 November 2016, exercisable at $0.19 each) – Directly held

Jeff Stephen White (Non-Executive Director)

60 years. Director appointed 1 February 2015.

Qualification

Bachelor of Commerce and Bachelor of Law from the University of New South Wales and a Graduate of the Australian Institute of Company Directors

Experience and expertise

Mr. White is a principal of Longreach Pty Ltd, an independent corporate advisory firm based in Sydney, Australia. Mr. White has over thirty years of experience advising a wide range of public and private companies on mergers, acquisitions, divestments and equity raisings. He has also advised the Australian and several State governments on major privatisations. Prior to Longreach, Mr. White held senior positions at several large international investment banks including Baring Brothers and ABN AMRO.

14	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

Mr. White is a Non-Executive Director of the Anika Foundation, a charity that raises funds for research into youth suicide and depression.

Other current directorship

Anika Foundation (Australian Public Company limited by guarantee, not listed on any stock exchange)

Former directorships in the last 3 years

Nil

Special responsibilities

Member of the Audit Committee from 26 February 2015

Interest in shares and options at date of this report

Shares:	580,000 fully paid ordinary shares – Indirectly held
Options:	Nil

Leo Hindery, Jr (Non-Executive Director)

68 years. Director appointed 1 April 2015.

Qualification

MBA from Stanford University’s Graduate School of Business, a BA from Seattle University, and an honorary Doctor of Humane Letters degree from Emerson College.

Experience and expertise

Leo Hindery, Jr. currently is Managing Partner of InterMedia Partners, LP, the general partner of a series of media industry private equity funds he founded in 1988 and ran continuously until February 1997, when he was elected President and CEO of Tele-Communications, Inc.(TCI) and Liberty Media, at the time the world’s largest combined cable television system operator and programming entity. In March 1999 TCI merged into AT&T, and he became President and CEO of AT&T Broadband until he resigned in November 1999. In December 1999, Mr. Hindery was elected Chairman and Chief Executive Officer of GlobalCenter Inc., a major Internet services company, which in January 2001 merged into Exodus Communications, Inc. From 2001 until October 2004, he was Chairman and CEO of The YES Network which he founded to be the regional television home of the New York Yankees.

In early 2005 he reconstituted InterMedia Partners, LP., now in its seventh fund. Mr. Hindery has also served as a director on the board of Hemisphere Media Group, Inc. since April 2013. Mr. Hindery, formerly Chairman of the National Cable Television Association (NCTA) and of C-SPAN, has been recognized as International Cable Executive of the Year, NCTA's Distinguished Vanguard Award Recipient for Leadership, Cable Television Operator of the Year, one of the cable industry's “25 Most Influential Executives Over the Past 25 Years”, one of the “30 Individuals with the Most Significant Impact on Cable’s Early History”, and a member of the Cable Hall of Fame. Mr. Hindery is a Director of the Paley Center for Media and a member of the Board of Visitors of the Columbia School of Journalism.

Other current directorships

Hemisphere Media Group, Inc. (listed on NASDAQ)

Former directorships in the last 3 years

Nil

Special responsibilities

Member of the Audit Committee from 27 May 2015 and member of the Compensation Committee from 1 April 2015

Interest in shares and options at date of this report

Shares:	2,638,500 fully paid ordinary shares – Directly held
Options:	Nil

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	15

DIRECTORS’ REPORT

Company Secretary

Emma Waldon has been Company Secretary at MOKO since January 1, 2015. Ms. Waldon has diverse global corporate advisory, capital markets and corporate governance experience having held roles in accounting and debt and equity capital markets in Australia and the United Kingdom. Emma qualified as a Chartered Accountant with Ernst & Young in Perth, worked as an Equities Analyst with Euroz Securities and spent 9 years in London with Bank of Scotland and Lloyds Bank originating and re-structuring debt finance for private equity leveraged buy-outs of businesses across Europe. Emma was most recently a Director within Deloitte’s financial advisory services division in Perth and also holds the role of Company Secretary of Hazer Group Limited. Ms. Waldon completed a Bachelor of Commerce degree at the University of Western Australia, is a Member of the Australian Institute of Chartered Accountants, a Fellow of the Financial Services Institute of Australasia and a Certificated Member of the Governance Institute of Australia.

Meetings of Directors

The number of meetings of the Company’s Board of Directors (including meetings of Committees of directors) held during the year ended 30 June 2015, and the numbers of meetings attended by each director were as follows:

	Director meetings	Meetings of Committees
		Audit	Compensation
Meetings held	12	4	4
Meetings attended
G McCann	12	-	4
I Rodwell	12	4	-
P Yates (1)	6	3	2
J De Back (2)	9	-	-
M Hauser	11	4	4
J White (3)	4	-	-
L Hindery (4)	2	-	-

(1)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between 1 July 2014 and resignation date of 17 November 2014.
(2)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between 1 July 2014 and resignation date of 13 April 2015.
(3)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between appointment date of 1 February 2015 and the year end.
(4)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between appointment date of 1 April 2015 and the year end.

16	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

Remuneration report (Audited)

The Remuneration Report, which has been audited, outlines the director and executive remuneration arrangements for the Consolidated Entity and the Company, (MOKO), in accordance with the requirements of the Corporations Act 2001 and its Regulations.

The Remuneration Report is set out under the following headings:

A	Principles used to determine the nature and amount of remuneration
B	Details of remuneration
C	Service agreements
D	Share-based compensation
E	Additional disclosure relating to key management personnel

A.	Principles used to determine the nature and amount of remuneration

The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following criteria for good reward governance practices:

•	competitiveness and reasonableness
•	acceptability to shareholders
•	performance linkage / alignment of executive compensation
•	transparency
•	capital management.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive directors’ remuneration is clearly distinguished from that of executives. Remuneration is determined by the Compensation Committee.

The remuneration structure for directors, company secretary and senior managers is based on the following factors:

•	experience of the individual concerned
•	the overall performance of the market in which the Consolidated Entity operates
•	the overall performance of the Consolidated Entity.

Non-executive director remuneration

The ASX Listing Rules requires that the aggregate non-executive directors’ remuneration shall be determined periodically by a general meeting. The Company will be seeking shareholder approval at the next Annual General Meeting in November 2015 to increase the aggregate non-executive directors' fixed remuneration ("fee cap"). Should shareholder approval not be obtained aggregate fixed remuneration for all non-executive directors will need to remain within the current fee cap of $250,000 per annum for the year ended 30 June 2016. Directors’ fees cover all main Board and Committee activities.

The level of non-executive directors’ fixed fees as at the reporting date is as follow:

Name	Non-executive directors’ fees
G McCann	$135,000 per annum
M Hauser	USD$60,000 per annum
J White	$40,000 per annum
L Hindery	USD$40,000 per annum

Non-executive directors receive performance related compensation, via options and Performance Shares following receipt of shareholder approval. The issue of share based payments as part of director remuneration ensures that director remuneration is competitive with market standards as well as providing an incentive to pursue longer term success for the Company. It also reduces the demand on the cash resources of the Company, and assists in ensuring the continuity of service of directors who have extensive knowledge of the Company, its business activities and assets and the industry in which it operates. Details of share-based compensation is contained in section D - Share-based compensation of this report.

Non-executive directors do not receive any retirement benefits, other than statutory superannuation.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	17

DIRECTORS’ REPORT

Executive remuneration

Remuneration for executives is set out in employment agreements. Details of employment agreements with executives are provided below, in section C of this Remuneration Report.

Executive directors may receive performance related compensation but do not receive any retirement benefits, other than statutory superannuation.

Fixed remuneration

Fixed remuneration consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation and healthcare funds.

Fixed remuneration will be reviewed at least annually by the Compensation Committee through a process that considers individual and overall performance of the Company. This review took place during the 2015 fiscal year.

Short-term incentive

Performance based short-term incentives (STI) may be provided to key management personnel and certain other employees in the form of cash bonuses. The performance based conditions are chosen to incentivise and reward staff in delivering challenging yet critical, short term outcomes that contribute to the delivery of the Company’s business plan and longer term objectives. The Compensation Committee periodically determines the STI for the Chief Executive Officer (CEO) and for other staff, in conjunction with the CEO. During the 2015 fiscal year, the CEO and other senior manager’s STI was determined by the Board of Directors as a whole and no STI payments were made to the CEO.

Long-term incentives

Long-term incentives (LTI) may be provided to key management personnel and certain other employees in the form of options over ordinary shares or American Depositary Shares of the Company or Performance Shares. LTIs are considered to promote continuity of employment and provide additional incentive to recipients to increase shareholder wealth. Options and Performance Shares may only be issued to directors subject to approval by shareholders in a general meeting. Options and Performance Shares issued as LTI are set out under section D of this Remuneration Report.

Consequences of performance on shareholder wealth

In considering the Consolidated Entity’s performance and benefits for shareholder wealth, the directors have regard to the following indices in respect of the current financial year and the previous four financial years:

	2015	2014	2013	2012	2011
Sales revenue
- Continuing operation	6,287,133	8,228,151	6,020,593	1,722,484	1,558,636
- Discontinuing operation	-	-	9,128,887	10,909,809	-
Loss after income tax	(20,294,007)	(13,596,459)	(6,278,079)	(2,432,246)	(3,338,861)
Dividends paid	Nil	Nil	Nil	Nil	Nil
Share price at end of the year	0.12	0.19	0.04	0.04	0.05
Basic loss per share	(3.28)	(2.85)	(2.05)	(1.88)	(2.60)

Use of remuneration consultants

The Board Committee engaged the services of BDO USA, LLP during the year to conduct an independent review of its compensation programs and to benchmark compensation levels of its key management personnel.

Voting and comments made at the Company’s 2014 Annual General Meeting

The Company received more than 75% of “for” votes on its Remuneration Report for the year ended 30 June 2014. The Company did not receive any specific feedback at the AGM or throughout the year on its remuneration practices.

18	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

B.	Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and any other key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the Consolidated Entity) and specified executives of Moko Social Media Limited and the Group are set out in the following tables.

Key management personnel of the Consolidated Entity consisted of the directors and Managing Director of MOKO Social Media Limited:

•	Greg McCann – Non-Executive Chairman
•	Ian Rodwell - Chief Executive Officer and Managing Director
•	Johannes De Back - Non Executive Director (until 13th April, 2015)
•	Peter Yates - Non Executive Director (until 17th November, 2014)
•	Mark Hauser - Non Executive Director
•	Jeff White - Non-Executive Director (from 1st February, 2015)
•	Leo Hindery Jr - Non-Executive Director (from 1st April, 2015)
•	Andrew Bursill - Company Secretary (until 31st January 2015)
•	Emma Waldon – Company Secretary (from 1st January 2015)

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
2015	Salary & Fees	Consultancy Fees	Bonus	Other	Super- annuation	Retirement benefits	Performance Shares	Options	Total $

Non-Executive Directors
G McCann [1]	109,970	-	-	-	10,447	-	759,577	-	879,994
P Yates	11,417	-	-	-	-	-	-	-	11,417
J De Back [2]	22,500	-	-	-	-	-	-	78,737	101,237
M Hauser [3]	62,101	-	-	-	-	-	-	118,105	180,206
J White	15,221	-	-	-	1,446	-	-	-	16,667
L Hindery	12,879	-	-	-	-	-	-	-	12,879
Executive Directors
I Rodwell [4]	388,129	-	-	91,014	-	-	-	308,628	787,771
Other Key Management Personnel
A W Bursill	-	-	-	-	-	-	-	-	-
E Waldon	27,397	-	-	-	2,603	-	-	-	30,000
TOTAL	649,614	-	-	91,014	14,496	-	759,577	505,470	2,020,171

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
2014	Salary & Fees	Consultancy Fees	Bonus	Other	Super- annuation	Retirement benefits	Performance Shares	Options	Total $

Non-Executive Directors
G McCann [1]	91,533	-	-	-	8,467	-	493,205	459,046	1,052,251
P Yates	30,000	-	-	-	-	-	-	91,809	121,809
J De Back [2]	22,500	39,000	-	-	-	-	-	1,154,571	1,216,071
M Hauser [3]	18,094	-	-	-	-	-	-	99,519	117,613
Executive Directors
I Rodwell [4]	300,387	-	45,767	4,419	28,309	-	-	918,092	1,296,973
Other Key Management Personnel
A W Bursill [5]	-	-	-	-	-	-	-	-	-
TOTAL	462,514	39,000	45,767	4,419	36,775	-	493,205	2,723,037	3,804,717

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	19

DIRECTORS’ REPORT

1.	G McCann’s remuneration was paid in his capacity as a Non-Executive Director and did not change during his temporary occupation as Executive Chairman in 2014 for the purposes and completion of the NASDAQ listing. G McCann is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio is based on normal commercial terms. A total of $20,047 (2014: $13,368) was received by Consortio in relation to this agreement for the year.
2.	J De Back, director, is a director of Dutchman Capital which provided consulting services to MOKO until 30 September 2013. The contract between MOKO and Dutchman Capital was based on normal commercial terms. J De Back resigned on 13th April 2015.
3.	M Hauser was appointed on 1 February 2014 and prior to which, he provided consulting services to MOKO for two years until 31 January 2014. The consulting contract between MOKO and M Hauser was based on normal commercial terms and this remuneration is not included.
4.	I Rodwell was paid STI bonuses of $22,883 excluding superannuation in June 2014 upon Rec*IT launch and $22,884 excluding superannuation in June 2014 upon NASDAQ listing. Other short term remuneration in the year ended 30 June 2015 includes rental assistance of US$5,000 per month and payment of health related insurance.
5.	A W Bursill, Company Secretary until 31st January 2015, is an associate of Franks & Associates Pty Ltd who provides Company secretarial services to MOKO. The contract between MOKO and Franks & Associates is based on normal commercial terms. A total of $56,670 (2014: $97,793) was received by Franks & Associates in relation to this contract for the year.

The performance linked and fixed proportions of remuneration are as follows:

	Fixed remuneration		STI		LTI
Name	2015	2014	2015	2014	2015	2014
Non-Executive Directors
G McCann	14%	10%	-	-	86%	90%
P Yates	100%	25%	-	-	-	75%
J De Back	22%	5%	-	-	78%	95%
M Hauser	34%	15%	-	-	66%	85%
J White	100%	-	-	-	-	-
L Hindery	100%	-	-	-	-	-
Executive Directors
I Rodwell	61%	26%	-	4%	39%	70%
Other Key Management Personnel
E Waldon	100%	-	-	-	-	-
A W Bursill	-	-	-	-	-	-

20	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

C.	Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements, Details of the agreement is as follows:

Name:	Ian Rodwell
Title:	Chief Executive Officer and Managing Director
Agreement commenced:	15 January 2007
Term of agreement:	Open

Details:	Base annual package* and discretionary options remuneration, subject to a performance review at the conclusion of each financial year. 6 month termination notice by either party. 6 month non-solicitation clause after termination. The Company may terminate the agreement with cause in certain circumstances such as gross misconduct.

* Base annual package:	Before 1 December 2013:
Base salary $250,000 per annum plus statutory superannuation.

1 December 2013 to 31 March 2014:
The annual base salary $325,000 per annum plus statutory superannuation and a bonus opportunity up to $50,000 ($25,000 payable upon a NASDAQ listing and $25,000 payable upon successful completion of the 20 college Pilot Testing Phase of the company’s Rec*IT product)

1 April 2014 and onwards:
The annual base salary US$325,000 per annum; and rental assistance of US$5,000 per month to be reviewed in two years. Healthcare related insurance is paid at approximately US$20,000 per annum.

Name:	Emma Waldon
Title:	Company Secretary
Agreement commenced:	1 January 2015
Term of agreement:	Open

Details:	$60,000 per annum inclusive of compulsory superannuation to provide company secretarial services. 60 day termination notice by either party.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	21

DIRECTORS’ REPORT

D.	Share-based compensation

The share based LTI compensation issued to Directors and other key management personnel is as follows:

Options over Ordinary Shares

The terms and conditions of each grant of options during this financial year affecting remuneration of directors and any other key management personnel in this financial year or future reporting years are as follows:

Option series	Numbers of options issued	Grant date	Vesting date and exercisable date	Expiry date	Exercise Price	Fair value per option at grant date

Director	7,500,000	26-Nov-14	Vesting condition (1)	26-Nov-17	$0.19	$0.14
Director	5,000,000	26-Nov-14	26-Nov-14	26-Nov-16	$0.19	$0.14
Total	12,500,000

(1) The Options will only vest if the VWAP of the Company’s Shares over a 30 Trading Day period exceeds $0.30, the options did not vest during the year.

Options granted carry no dividend or voting rights.

Details of options over ordinary shares issued to directors and any other key management personnel as part of compensation during the year ended 30 June 2015 are set out below:

Number of options granted during the year			Number of options vested during the year

Name	2015	2014	2015	2014
G McCann	-	5,000,000	-	5,000,000
I Rodwell	7,500,000	10,000,000	-	10,000,000
P Yates	-	1,000,000	-	1,000,000
J De Back (1)	2,000,000	6,000,000	2,000,000	6,000,000
M Hauser	3,000,000	2,000,000	3,000,000	2,000,000
Total	12,500,000	24,000,000	5,000,000	24,000,000

(1) A total of 2,000,000 options granted to J De Back in November 2014 were cancelled in April 2015.

Performance Shares

No Performance Shares were granted to directors and other key management personnel as part of compensation during the year ended 30 June 2015 as set out below:

Number of Performance Shares granted during the year			Number of Performance Shares vested during the year

Name	2015	2014	2015	2014
G McCann	-	20,000,000	-	-

The performance shares are subject to a variation condition that requires the 90 day VWAP of MOKO’s ordinary shares to exceed $0.40.The terms and conditions of this grant of Performance Shares are as follows:

	Numbers of Performance Shares	Grant date	Vesting date	Expiry date	Issue Price	Exercise Price	Fair value per Performance Share at grant date
Director	20,000,000	28-Nov-13	28-Nov-15	28-Nov-16	$0.00001	$0.10	$0.078

22	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company. Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares. Performance Shares granted carry no dividend or voting rights.

The value of options over ordinary shares granted, exercised and lapsed and of Performance Shares for directors and any other key management personnel during the year ended 30 June 2015 are set out below:

	Value of options granted during the year	Value of options exercised during the year	Value of options lapsed during the year	Value of Performance Shares amortised during the year	Remuneration consisting of options during the year
Name	$	$	$	$	%
G McCann	-	-	-	759,577	86%
I Rodwell	308,628	-	-	-	39%
P Yates (1)	-	-	-	-	0%
J De Back (2)	78,737	-	-	-	78%
M Hauser	118,105	(125,976)	-	-	66%
J White	-	-	-	-	-
L Hindery	-	-	-	-	-
Total	505,470	(125,976)	-	759,577

(1)	Represents the movement of options during the time as a director, between 1 July 2014 and resignation date of 17 November 2014.
(2)	Represents the movement of options during the time as a director, between 1 July 2014 and resignation date of 13 April 2015. The options granted during the year were cancelled on 13 April 2015 upon resignation.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	23

DIRECTORS’ REPORT

E.	Additional disclosures relating to key management personnel

The number of shares in the company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

Ordinary shares	Balance at start of the year / on appointment	Granted as remuneration	On exercise of options	Bought	Sold	Balance at end of the year / on resignation

2015
G McCann	13,444,444	-	2,500,000	-	-	15,944,444
I Rodwell	5,707,917	-	325,000	-	-	6,032,917
J De Back (1)	40,297,710	-	-	1,454,546	-	41,752,256
P Yates (2)	48,163,402	-	-	-	-	48,163,402
M Hauser	-	-	4,910,000	-	-	4,910,000
J White (3)	100,000	-	480,000	-	-	580,000
L Hindery	-	-	-	-	-	-
	107,713,473	-	8,215,000	1,454,546	-	117,383,019

(1)	Closing balance represents ordinary shares held on resignation (13 April 2015)
(2)	Closing balance represents ordinary shares held on resignation (17 November 2014)
(3)	Opening balance represents ordinary shares held on appointment (1 February 2015)

The numbers of options over ordinary shares in the Company held during the financial year by each director of the Company and other key management personnel of the Company, including their personally related parties, are set out below.

Options over ordinary shares	Balance at the start of the year / on appointment	Granted during the year as compensation	Exercised during the year	Lapsed during the year	Forfeited/ Other changes during the year	Balance at the end of the year / on resignation
2015
G McCann	12,500,000	-	(2,500,000)	-	-	10,000,000
I Rodwell	10,325,000	7,500,000	(325,000)	-	-	17,500,000
J De Back (1)	16,400,000	2,000,000	-	-	(3,500,000)	14,900,000
P Yates (2)	7,164,555	-	-	-	-	7,164,555
M Hauser	8,000,000	3,000,000	(4,910,000)	-	(1,090,000)	5,000,000
J White (3)	480,000	-	(480,000)	-	-	-
L Hindery	-	-	-	-	-	-
	54,869,555	12,500,000	(8,215,000)	-	(4,590,000)	54,564,555

(1)	Closing balance represents ordinary share options held on resignation (13 April 2015)
(2)	Closing balance represents ordinary share options held on resignation (17 November 2014)
(3)	Opening balance represents ordinary share options held on appointment (1 February 2015)
(4)	Opening balance represents ordinary share options held on appointment (1 February 2014)

This concludes the Remuneration Report, which has been audited.

24	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

Shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Table A – Shares under options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Director Options	30-Jul-16	$0.042	5,000,000
Unlisted Options	30-Jul-16	$0.042	5,000,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Unlisted Employee Options	31-Jul-16	$0.17	4,250,000
Unlisted Options	24-Oct-15	$0.155	3,450,000
Unlisted Director Options	28-Nov-15	$0.40	15,000,000
Unlisted Options	28-Nov-15	$0.40	1,000,000
Unlisted Options	28-Nov-15	$0.10	6,400,000
Unlisted Director Options	31-Jan-16	$0.20	2,000,000
Unlisted Employee Options	31-Dec-15	US$0.15	1,000,000
Unlisted Employee Options	30-Jun-16	US$0.17	250,000
Unlisted Director Options	26-Nov-17	$0.19	7,500,000
Unlisted Director Options	26-Nov-16	$0.19	3,000,000
Unlisted Employee Options	31-Jan-17	$0.196	1,000,000
Unlisted Employee Options	20-Dec-16	$0.20	1,000,000
Unlisted Employee Options	31-Dec-16	$0.17	700,000
Unlisted Employee Options	31-Dec-16	$0.075	750,000
Unlisted Employee Options	30-Jun-16	US$0.05	1,000,000
Unlisted Employee Options	30-Jun-16	US$0.075	1,000,000
Unlisted Options over American Depositary Shares (Unlisted ADS options)	Refer to table B		7,620,000
Total			67,420,000

Table B – American Depositary Shares under options (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted ADS Options	30-Jun-14	31-Dec-15	$4.07	25,000	1,000,000
Unlisted ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$7.50	41,750	1,670,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$6.66	2,500	100,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$7.50	11,250	450,000
Unlisted ADS Options	30-Jun-14	31-Dec-15	$5.55	7,500	300,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$4.00	25,000	1,000,000
Unlisted ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	300,000
Unlisted ADS Options	18-Sep-15	31-Jul-17	$4.00	20,000	800,000
Unlisted ADS Options	18-Sep-15	22-Sep-17	$3.00	25,000	1,000,000
Total				190,500	7,620,000

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	25

DIRECTORS’ REPORT

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Shares issued on the exercise of options

During or since the end of the financial year, the Consolidated Entity issued ordinary shares of the Company as a result of the exercise of options as follows (there are no amounts unpaid on the shares issued):

Table C – Shares issued on the exercise of options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	31-Dec-14	US$0.05	1,000,000
Unlisted Employee Options	31-Dec-14	US$0.10	1,000,000
Unlisted Employee Options	30-Nov-15	$0.10	500,000
Unlisted Director Options	30-Jun-15	$0.04	3,000,000
Unlisted Director Options	30-Jun-15	$0.02	1,000,000
Unlisted Director Options	30-Jun-15	$0.03	1,000,000
Unlisted Director Options	30-Jun-15	$0.11	1,000,000
Unlisted Employee Options	30-Jun-15	$0.06	250,000
Listed Options (MKBOA)	13-Jun-15	$0.05	145,423,445
Total			154,173,445

Indemnity and insurance of officers

The Company has indemnified the directors and executives of the company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of liability and the amount of the premium.

Indemnity and insurance of auditor

The Company has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purposes of taking responsibility on behalf of the Company for all or part of those proceedings.

Non-audit services

During the year the following fees were paid or payable for services provided by the auditor:

	Consolidated
	2015	2014
	$	$
Audit services
Audit and review of financial reports – BDO	335,715	318,537
F1 review of financial reports – BDO	23,614	200,019
Tax advice – BDO	-	10,790

	359,329	529,346

26	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ REPORT

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor's behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services as disclosed in above table do not compromise the external auditor's independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards.

There are no officers of the Company who are former audit partners BDO of the Company.

Auditors’ independence declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 28.

Auditor

BDO continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001. On behalf of directors:

Greg McCann Chairman Date: 30 September 2015 Sydney, Australia	Ian Rodwell Managing Director Date: 30 September 2015 Virginia, USA
MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	27

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret St Sydney NSW 2000 Australia

DECLARATION OF INDEPENDENCE BY ARTHUR MILNER TO THE DIRECTORS OF MOKO SOCIAL MEDIA LIMITED

As lead auditor of Moko Social Media Limited for the year ended 30 June 2015, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

2.	No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Moko Social Media Limited and the entities it controlled during the period.

Arthur Milner

Partner

BDO East Coast Partnership

Sydney, 30 September 2015

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

28	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

CORPORATE GOVERNANCE STATEMENT

Please see following URL of the company website page where the statement is located.

http://mokosocialmedia.com/#corporate-info

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	29

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret St Sydney NSW 2000 Australia

INDEPENDENT AUDITOR’S REPORT

To the members of MOKO Social Media Limited

Report on the Financial Report

We have audited the accompanying financial report of MOKO Social Media Limited, which comprises the consolidated statement of financial position as at 30 June 2015, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO East Coast Partnership  ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

30	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of MOKO Social Media Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

Opinion

In our opinion:

(a)	the financial report of MOKO Social Media Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the financial report, which indicates that the ability of the consolidated entity to continue as a going concern is dependent upon the future successful raising of necessary funding through equity. These conditions, along with other matters as set out in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 17 to 24 of the directors’ report for the year ended 30 June 2015. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of MOKO Social Media Limited for the year ended 30 June 2015 complies with section 300A of the Corporations Act 2001.

BDO East Coast Partnership

Arthur Milner

Partner

Sydney, 30 September 2015

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	31

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2015

		Consolidated
	Note	2015	2014 (restated)*
		$	$
Revenue and other income
Revenue	5	6,287,133	8,228,151
Interest income	5	189,770	104,850
Other Income	5	947,845	1,365,101
Fair value gain on deferred contingent consideration	5	-	383,933
Expenses
Cost of providing goods and services		(6,117,942)	(6,536,820)
Computer expenses		(413,111)	(566,858)
Marketing expenses		(3,841,822)	(1,308,959)
Travel and entertainment expenses		(919,333)	(566,259)
Occupancy expenses		(466,769)	(198,236)
Administration expenses		(1,357,537)	(1,027,810)
Foreign exchange gain / (loss)		49,170	(142,664)
Finance costs		(25,658)	(3,838)
Legal and professional fees		(2,184,105)	(3,223,803)
Employee benefits expenses	6	(8,678,001)	(3,796,520)
Share based payments	6	(1,929,265)	(5,144,968)
Depreciation and amortisation	6	(1,017,657)	(1,224,238)
Other expenses		-	91,527
Product costs		(996,986)	-

Loss before income tax		(20,474,268)	(13,567,411)

Income tax benefit / (expense)	7	180,261	(29,048)

Loss after income tax for the year		(20,294,007)	(13,596,459)

Other comprehensive income for the year, net of tax
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		1,397,333	(244,676)
Total comprehensive loss for the year, net of tax		(18,896,674)	(13,841,135)

Loss attributable to:
Owners of the Company		(20,013,288)	(13,472,361)
Non-controlling interest		(280,719)	(124,098)
		(20,294,007)	(13,596,459)
Total comprehensive loss for the year, net of tax attributable to:
Owners of the Company		(18,615,955)	(13,717,037)
Non-controlling interest		(280,719)	(124,098)
		(18,896,674)	(13,841,135)

* Please see Note 29 for details of restatement

32	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2015

		Consolidated
		2015	2014
		Cents	Cents

Earnings per share attributable to the owners of MOKO Social Media Limited
Basic / Diluted EPS	26	(3.28)	(2.85)

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	33

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2015

	Consolidated
	Note	2015	2014
		$	$
Current assets
Cash and cash equivalents	8	7,219,908	9,878,011
Trade and other receivables	9	501,472	927,852
Other current assets	10	1,017,204	298,716
Total current assets		8,738,584	11,104,579

Non-current assets
Property, plant and equipment	11	255,961	87,726
Intangibles	12	3,814,088	3,613,433
Available-for-sale financial assets	13	1,297,811	-
Deferred tax assets	7	-	427,719
Total non-current assets		5,367,860	4,128,878
Total assets		14,106,444	15,233,457

Current liabilities
Trade and other payables	15	2,569,262	2,563,611
Employee benefits	16	411,076	276,920
Income tax provision		-	740,880
Total current liabilities		2,980,338	3,581,411

Non-current liabilities
Employee benefits	16	45,530	35,348
Total non-current liabilities		45,530	35,348
Total liabilities		3,025,868	3,616,759

Net assets		11,080,576	11,616,698

Equity
Issued capital	17	58,214,371	41,679,662
Reserves	18	12,213,980	8,990,804
Accumulated losses	19	(58,942,958)	(38,929,670)
Non-controlling interest		(404,817)	(124,098)
Total equity		11,080,576	11,616,698

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

34	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2015

Consolidated (2014)	Issued capital	Foreign currency translation reserve	Share based payments reserve	Accumulated losses	Non- controlling interest	Total

	$	$	$	$	$	$

Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	-	2,873,372

Loss after income tax for the year	-	-	-	(13,472,361)	(124,098)	(13,596,459)
Other comprehensive income for the year, net of tax	-	(244,676)	-	-	-	(244,676)
Total comprehensive loss for the year, net of tax	-	(244,676)	-	(13,472,361)	(124,098)	(13,841,135)

Transactions with owners in their capacity as owners
Issue of ordinary shares on exercise of options	3,582,461	-	-	-	-	3,582,461
Issue of ordinary shares on capital raising	14,161,910	-	-	-	-	14,161,910
Issue of ordinary shares to consultants	160,000	-	-	-	-	160,000
Issue of ordinary shares as consideration for business combination	602,365	-	-	-	-	602,365
Issue of ordinary shares in settlement of loans from directors	200,000	-	-	-	-	200,000
Issue of performance shares to employees	200	-	-	-	-	200
Capital raising costs	(1,683,747)	-	-	-	-	(1,683,747)
Share based payments – options	-	-	5,561,272	-	-	5,561,272

Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	35

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2015

Consolidated (2015)	Issued capital	Foreign currency translation reserve	Share based payments reserve	Accumulated losses	Non- controlling interest	Total

	$	$	$	$	$	$

Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

Loss after income tax for the year	-	-	-	(20,013,288)	(280,719)	(20,294,007)
Other comprehensive income for the year, net of tax	-	1,397,333	-	-	-	1,397,333
Total comprehensive loss for the year, net of tax	-	1,397,333	-	(20,013,288)	(280,719)	(18,896,674)

Transactions with owners in their capacity as owners
Issue of ordinary shares on exercise of options	7,800,973	-	-	-	-	7,800,973
Issue of ordinary shares on capital raising	8,762,325	-	-	-	-	8,762,325
Issue of ordinary shares to consultants	300,000	-	-	-	-	300,000
Issue of ordinary shares to employees	115,324	-	-	-	-	115,324
Issue of ordinary shares as consideration for business combination	200,000	-	-	-	-	200,000
Capital raising costs	(643,913)	-	-	-	-	(643,913)
Share based payments - options	-	-	1,825,843	-	-	1,825,843

Balance at 30 June 2015	58,214,371	1,967,505	10,246,475	(58,942,958)	(404,817)	11,080,576

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

36	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2015

		Consolidated
		2015	2014
	Note	$	$

Cash flows from operating activities

Receipts from customers		6,930,339	9,190,127
Research & development tax refund		947,845	1,082,953
Export market development grant received		-	172,655
Payments to suppliers and employees		(26,241,545)	(17,502,785)
Interest received		232,058	24,485
Interest and other finance costs paid		(26,119)	(35,162)
Income taxes paid		(74,022)	-
Net cash used in operating activities	21	(18,231,444)	(7,067,727)

Cash flows from investing activities

Proceeds from sale of business		-	109,493
Payment for acquisition of business, net of cash acquired	14	(175,115)	(406,997)
Payment for investment	13	(256,813)	-
Payment for property, plant and equipment		(210,811)	(55,658)
Payment for intangibles		(132,395)	(6,348)
Payments for disposal of subsidiary		-	(339,996)
Net cash used in investing activities		(775,134)	(699,506)

Cash flows from financing activities

Proceeds from issues of shares		16,860,777	17,427,067
Share issue transaction costs		(641,407)	(1,157,467)
Repayment of borrowings		-	(1,118,197)
Net cash provided by financing activities		16,219,370	15,151,403

Net (decrease) / increase in cash held		(2,787,208)	7,384,170

Cash and cash equivalents at beginning of the year		9,878,011	2,519,186

Effects of exchange rate changes on cash		129,105	(25,345)
Cash and cash equivalents at end of the year	8	7,219,908	9,878,011

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	37

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Reporting entity

MOKO Social Media Limited (the Company) is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2015 comprises the Company and its subsidiaries (together referred to as the Consolidated Entity). The Consolidated Entity is involved in tailored digital publishing of mobile applications for common interest groups, within the youth and young adult demographic, in the United States of America.

The consolidated financial statements were authorised for issue by the Board of Directors on 30 September 2015.

Basis of preparation

Statement of compliance

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Going concern

The Consolidated Entity is operating on a negative operating cash flow basis. Net cash used in operations for the year ended 30 June 2015 was $18,231,444 (2014: $7,067,727). The Consolidated Entity made an operating loss of $20,294,007 for the year ended 30 June 2015 (2014: $13,596,459).

In order to continue as a going concern, the Consolidated Entity needs to raise additional funds. The directors acknowledge that the requirement to raise additional funding represents a material uncertainty which may cast significant doubt over the ability of the Consolidated Entity to continue as a going concern.

To initiate the capital raising process, on 14 July 2015 the Consolidated Entity filed a Form F-3 Registration Statement with the Securities Exchange Commission for a maximum aggregate public offering of up to US $40,000,000.

The current state of the securities markets has posed some challenges to this capital raising process. In the light of this, the directors are pursuing a number of funding possibilities ranging from working with brokers (both institutional and retail investors), strategic stakeholders and major shareholders. Through one of, or a combination of these, together with a reduction in expenditure, the directors expect that sufficient funds will be raised to continue trading with a view to reassessing the consolidated Entity’s mid-term working capital requirements in the new calendar year.

The Directors are confident that following successful capital raising the Consolidated Entity can continue to meet its debts as and when they become due and payable. The financial report has therefore been prepared on a going concern basis.

Should the Consolidated Entity be unable to continue as a going concern it may be required to realise its assets and discharge its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Consolidated Entity be unable to continue as a going concern and meet its debts as and when they fall due.

38	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

New, revised or amending Accounting Standards and Interpretations adopted

The Consolidated Entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have generally not been early adopted, unless stated otherwise.

Any significant impact on the accounting policies of the Consolidated Entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Consolidated Entity.

The following Accounting Standards and Interpretations are most relevant to the Consolidated Entity:

AASB 2014-1 Amendments to Australian Accounting Standards (Parts A to C)

The Consolidated Entity has applied Parts A to C of AASB 2014-1 from 1 July 2014. These amendments affect the following standards: AASB 2 'Share-based Payment': clarifies the definition of 'vesting condition' by separately defining a 'performance condition' and a 'service condition' and amends the definition of 'market condition'; AASB 3 'Business Combinations': clarifies that contingent consideration in a business combination is subsequently measured at fair value with changes in fair value recognised in profit or loss irrespective of whether the contingent consideration is within the scope of AASB 9; AASB 8 'Operating Segments': amended to require disclosures of judgements made in applying the aggregation criteria and clarifies that a reconciliation of the total reportable segment assets to the entity's assets is required only if segment assets are reported regularly to the chief operating decision maker; AASB 13 'Fair Value Measurement': clarifies that the portfolio exemption applies to the valuation of contracts within the scope of AASB 9 and AASB 139; AASB 116 'Property, Plant and Equipment' and AASB 138 'Intangible Assets': clarifies that on revaluation, restatement of accumulated depreciation will not necessarily be in the same proportion to the change in the gross carrying value of the asset; AASB 124 'Related Party Disclosures': extends the definition of 'related party' to include a management entity that provides KMP services to the entity or its parent and requires disclosure of the fees paid to the management entity; AASB 140 'Investment Property': clarifies that the acquisition of an investment property may constitute a business combination

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Consolidated Entity only. Supplementary information about the parent entity is disclosed in Note 24.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of MOKO Social Media Limited as at 30 June 2015 and the results of all subsidiaries for the year then ended. MOKO Social Media Limited and its subsidiaries together are referred to in these financial statements as the 'Consolidated Entity' or ‘MOKO’.

Subsidiaries are all those entities over which the Consolidated Entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The effects of potential exercisable voting rights are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Consolidated Entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Consolidated Entity.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	39

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. Refer to the 'business combinations' accounting policy for further details. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income and statement of financial position of the Consolidated Entity. Losses incurred by the Consolidated Entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the Consolidated Entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Consolidated Entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments, is the Board of Directors.

Foreign currency translation

Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is MOKO Social Media Limited’s functional and presentation currency.

The functional currencies of the overseas subsidiaries are as follows:

Entity	Functional currency
MOKO.mobi Inc	United States Dollars (USD)
MOKO Door Foundation	United States Dollars (USD)

The functional currencies of the overseas subsidiaries are translated to the presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the statement of profit or loss and other comprehensive income, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of profit or loss and other comprehensive income.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

40	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

Revenue and other income

Revenue is recognised when it is probable that the economic benefit will flow to the Consolidated Entity and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

All revenue is stated net of the amount of goods and services tax (GST).

Rendering of services

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

The Mobile Social segment generates revenue from its customers who are the individually contracted mobile users engaging in MOKO’s mobile social networks or using its community and chat products, typically via pre-paid, monthly, subscriptions which are billed directly to user’s mobile phone accounts, enabling them to access and participate in our mobile chat and share communities. Given the short subscription period and the inability to cancel mid-month, revenue is recognised when paid by the carriers to MOKO each month.

‘Carriers’ are individual telecommunication service providers, who typically have their own network and are consumer facing in the marketplace, and provide the MOKO social chat platform. Revenue is recognised gross with amounts payable to carriers and aggregators as a cost of sale. This accurately represents the Consolidated Entity’s relationship with its carriers as being the “principal” rather than “agent” as noted in AASB 118 —“Revenue”.

The Mobile Advertising segment is MOKO’s proprietary U.S. mobile performance advertising network, historically has primarily consisted of working with performance based advertisers seeking specific audiences for offers and with publishers to identify optimal advertisements or offers for their audiences. Where applicable, the Company records its revenue from this line of business on a gross basis. All other revenue in the Mobile Advertising unit is recorded net.

Sale of goods

Sale of goods revenue is recognised at the point of sale, which is where the customer has taken delivery of the goods, the risks and rewards are transferred to the customer and there is a valid sales contract. Amounts disclosed as revenue are net of sales returns and trade discounts.

Interest

Interest received is recognised on a proportional basis to the interest rates applicable to the financial assets.

Other income

Other income is recognised when it is received or when the right to receive payment is established.

Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Consolidated Entity will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the statement of profit or loss and other comprehensive

Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	41

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are generally due for settlement within 30 days. Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is raised when there is objective evidence that the Consolidated Entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the impairment is recognised in the statement of profit or loss and other comprehensive income.

Other receivables are recognised at amortised cost, less any provision for impairment.

Property, plant and equipment

Each class of property, plant and equipment is carried at cost value less, where applicable, any accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the directors to ensure it is not in excess of the recoverable amount of the assets.

Depreciation

The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Computer equipment	37½% - 60% per annum
Furniture and fittings	11½% - 30% per annum
Leasehold improvements	Shorter of lease term or 20% per annum

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains or losses are included in the statement of profit or loss and other comprehensive income.

42	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership at the end of the lease term.

Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight line basis over the term of the lease.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of acquisition. Intangible assets acquired separately are initially recognised at cost. Intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from de-recognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The useful lives of finite life intangibles are reviewed annually by the directors. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Goodwill

Goodwill arises on business combinations and is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

The amortisation rates used for each class of amortisable assets are:

Class of fixed asset	Amortisation rate (1)
Computer software	50% per annum
Customer contracts	50% per annum
Capitalised product development costs	50% per annum
Intellectual Property	20% - 50% per annum
Customer Database	100% per annum

(1)	Straight line amortisation is used as this reflects the periods over which the Consolidated Entity expects to realise the benefits from the underlying assets

Computer software

Computer software costs associated with software are deferred and amortised on a straight line basis over the period of their expected benefit.

Customer contracts

Customer contracts acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	43

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

Capitalised product development cost

Research costs are expensed in the period in which they are incurred. Development costs are capitalised when it is probable that the project will be a success considering its commercial and technical feasibility; the Consolidated Entity is able to use or sell the asset; the Consolidated Entity has sufficient resources; and intent to complete the development and its costs can be measured reliably. Capitalised development costs are amortised on a straight line basis over the period of their expected benefit.

Intellectual Property

Intellectual property acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

Customer database

Customer databases acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally equity securities, that are either designated as available-for-sale or not classified as any other category. After initial recognition, fair value movements are recognised in other comprehensive income through the available-for-sale reserve in equity. Cumulative gain or loss previously reported in the available-for-sale reserve is recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for financial assets carried at cost is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for similar financial assets.

44	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

Trade and other payables

These amounts represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share based payments

When goods or services received are acquired in a share-based payment transaction, they are recognised as expenses or assets, as determined by the nature of the goods or services received, over the vesting period attached to the equity instrument acquired in the transaction. A corresponding increase is recognised in equity.

The goods or services are measured by reference to the fair value of goods or services received, or where this is not possible, indirectly, by reference to the fair value of the equity instrument acquired at grant date.

The fair value of securities provided to directors and employees is determined by reference to the fair value of the equity instrument granted.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the Consolidated Entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Consolidated Entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition date. The difference between the acquisition date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer's previously held equity interest in the acquirer.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	45

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value and at which time the business combination accounting is final.

Issued capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

46	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

New accounting standards and interpretations that are not yet mandatory

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Consolidated Entity for the annual reporting period ended 30 June 2015, unless noted below. The Consolidated Entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the Consolidated Entity, are set out below.

AASB 9 Financial Instruments and its consequential amendments

This standard is applicable to annual reporting periods beginning on or after 1 January 2018. The standard replaces all previous versions of AASB 9 and completes the project to replace IAS 39 'Financial Instruments: Recognition and Measurement'. AASB 9 introduces new classification and measurement models for financial assets. A financial asset shall be measured at amortised cost, if it is held within a business model whose objective is to hold assets in order to collect contractual cash flows, which arise on specified dates and solely principal and interest. All other financial instrument assets are to be classified and measured at fair value through profit or loss unless the entity makes an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income ('OCI'). For financial liabilities, the standard requires the portion of the change in fair value that relates to the entity's own credit risk to be presented in OCI (unless it would create an accounting mismatch). New simpler hedge accounting requirements are intended to more closely align the accounting treatment with the risk management activities of the entity. New impairment requirements will use an 'expected credit loss' ('ECL') model to recognise an allowance. Impairment will be measured under a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. The standard introduces additional new disclosures. The Consolidated Entity will adopt this standard from 1 July 2018 but the impact of its adoption is yet to be assessed by the Consolidated Entity.

AASB 15 Revenue from Contracts with Customers

This standard is applicable to annual reporting periods beginning on or after 1 January 2017. The standard provides a single standard for revenue recognition. The core principle of the standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will require: contracts (either written, verbal or implied) to be identified, together with the separate performance obligations within the contract; determine the transaction price, adjusted for the time value of money excluding credit risk; allocation of the transaction price to the separate performance obligations on a basis of relative stand-alone selling price of each distinct good or service, or estimation approach if no distinct observable prices exist; and recognition of revenue when each performance obligation is satisfied. Credit risk will be presented separately as an expense rather than adjusted to revenue. For goods, the performance obligation would be satisfied when the customer obtains control of the goods. For services, the performance obligation is satisfied when the service has been provided, typically for promises to transfer services to customers. For performance obligations satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied. Contracts with customers will be presented in an entity's statement of financial position as a contract liability, a contract asset, or a receivable, depending on the relationship between the entity's performance and the customer's payment. Sufficient quantitative and qualitative disclosure is required to enable users to understand the contracts with customers; the significant judgments made in applying the guidance to those contracts; and any assets recognised from the costs to obtain or fulfil a contract with a customer. The Consolidated Entity will adopt this standard from 1 July 2017 but the impact of its adoption is yet to be assessed by the Consolidated Entity.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	47

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 2: Financial risk management

Financial risk management objectives

The Consolidated Entity's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimise the potential adverse effects on the financial performance. The Consolidated Entity's uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board.

Market risk

Foreign currency risk

The Consolidated Entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

In order to protect against Foreign exchange movement, the Consolidated Entity has set up foreign currency bank accounts, by depositing surplus foreign currency in a foreign currency account for later use.

The carrying amounts of the Consolidated Entity's foreign currency denominated financial assets and financial liabilities at the reporting date, expressed in Australian dollars, were as follows:

	Assets		Liabilities
Consolidated	2015	2014	2015	2014
	$	$	$	$
United States dollars	6,574,718	5,109,454	2,225,899	2,222,685
Great British pounds	6,693	14,655	3,487	205,106
	6,581,411	5,124,109	2,229,386	2,427,791

Sensitivity analysis

The Consolidated Entity had net assets denominated in foreign currencies of $4,325,025 as at 30 June 2015 (2014 net assets: of $2,696,318). Based on this exposure, had the Australian dollar weakened by 10%/strengthened by 5% against these foreign currencies with all other variables held constant, the Consolidated Entity's loss before tax for the year would have been $435,203 higher/$217,601 lower (2014: $269,632 higher/$134,816 lower). The percentage change is the expected overall volatility of the significant currencies, which is based on management's assessment of reasonable possible fluctuations taking into consideration movements over the last 6 months each year and the spot rate at each reporting date. The actual foreign exchange gain for the year ended 30 June 2015 was $49,170 (2014 foreign exchange loss: $142,664).

Price risk

The Consolidated Entity is not exposed to any significant price risk.

Interest rate risk

The Consolidated Entity’s income and operating cash flows are not materially exposed to changes in market interest rates.

At the reporting date the interest rate profile of the Consolidated Entity’s interest bearing financial instruments was:

48	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 2: Financial risk management (continued)

	30-Jun-15		30-Jun-14
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Variable rate instruments
Cash at bank	1.50%	6,426,713	2.03%	2,824,011

Fixed rate instruments
Term deposits	-	-	3.60%	7,000,000
Term deposits	2.30%	30,415	3.45%	30,000
Term deposits	-	-	3.80%	24,000
		6,457,128		9,878,011

Cash flow sensitivity analysis for variable rate instruments

A change of 75 basis points in interest rates would increase or decrease the Consolidated Entity’s loss by $48,428 (2014: $74,085), based on the cash at bank at reporting date and calculated on an annual basis. The Board assessed a 75 basis point movement as being reasonably possible based on short term historical movements. This analysis assumes that all other variables remain constant.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Consolidated Entity. For the Company, it arises from receivables due from subsidiaries.

The Consolidated Entity does not hold any credit derivatives to offset its credit exposure.

The Consolidated Entity trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Consolidated Entity’s policy to securitise its trade and other receivables.

Trade and other receivables

It is the Consolidated Entity's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their credit rating, financial position, past experience and industry reputation, noting that the majority of counter parties are large telecommunication organisations.

In addition, receivable balances are monitored on an ongoing basis and as a result that the Consolidated Entity’s experience of bad debts has not been significant.

The Consolidated Entity does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the Consolidated Entity.

Liquidity risk

Vigilant liquidity risk management requires the Consolidated Entity to maintain sufficient liquid assets (mainly cash and cash equivalents) to be able to pay debts as and when they become due and payable.

The Consolidated Entity manages liquidity risk by maintaining adequate at call cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the Consolidated Entity's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. All liabilities were non-derivative and non-interest bearing.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	49

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 2: Financial risk management (continued)

	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Consolidated - 2015

Non-derivatives
Non-interest bearing
Trade payables	-	1,835,324	-	-	-	1,835,324
Other payables	-	733,938	-	-	-	733,938
Total non-derivatives		2,569,262	-	-	-	2,569,262

	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Consolidated - 2014

Non-derivatives
Non-interest bearing
Trade payables	-	1,594,143	-	-	-	1,594,143
Other payables	-	969,468	-	-	-	969,468
Total non-derivatives		2,563,611	-	-	-	2,563,611

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

The fair values of financial assets and liabilities are determined in accordance with generally accepted pricing models based on estimated future cash flows. The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the financial statements approximate their fair values, because they are short-term and nature.

50	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 3: Critical accounting estimates and judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-based payment transactions

The Consolidated Entity measures the cost of equity-settled transactions with directors, employees and limited suppliers, by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a Binomial, Black-Scholes or other estimation model such as a trinomial barrier option model after taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgement. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtors financial position.

Estimation of useful lives of assets

The Consolidated Entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Goodwill and other indefinite life intangible assets

The Consolidated Entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Long term employee benefits

Per Note 1, the liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Business combinations

As discussed in Note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the Consolidated Entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported, when the accounting is finalised.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	51

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 4: Segment information

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Commerce (2014: four operating segments including Mobile Content). These operating segments are based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products
Mobile Advertising	MOKO’s own proprietary mobile performance ad network and customised mobile publishing division
Mobile Commerce	MOKO’s subsidiary e-commerce platform. Sales volumes and average revenue per user grew via diversified marketing channels and product range

Intersegment receivables, payables and loans

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment receivables, payables and loans are eliminated on consolidation.

Operating segment information

Consolidated
30 June 2015	Mobile Advertising	Mobile Social	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$
Total segment revenue	3,573,152	723,690	1,990,291	-	6,287,133

EBITDA	(19,764,711)	359,082	(215,094)	-	(19,620,723)

Depreciation and amortisation	(1,017,657)	-	-	-	(1,017,657)
Interest received	1,624	260,043	2,407	(74,304)	189,770
Finance costs	(12,103)	-	(87,859)	74,304	(25,658)
Loss before income tax					(20,474,268)
Income tax benefit					180,261
Loss after income tax					(20,294,007)

Assets	14,684,980	93,285	322,763	(994,584)	14,106,444
Liabilities	2,764,980	5,136	1,250,336	(994,584)	3,025,868

52	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 4: Segment information (continued)

Consolidated
30 June 2014 (restated) *	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$
Total segment revenue	3,102,132	882,393	(30,945)	4,274,571	-	8,228,151

EBITDA	(12,783,037)	575,052	(25,778)	(210,422)	-	(12,444,185)

Depreciation and amortisation	(1,224,238)	-	-	-	-	(1,224,238)
Interest received	128	147,561	-	2,441	(45,280)	104,850
Finance costs	(3,838)	-	-	(45,280)	45,280	(3,838)
Loss before income tax						(13,567,411)
Income tax (expense)						(29,048)
Loss after income tax						(13,596,459)

Assets	15,017,068	425,836	122,804	363,043	(695,294)	15,233,457
Liabilities	2,917,584	75,248	333,534	945,687	(655,294)	3,616,759

* Please see Note 29 for details of restatement.

Geographical information

	Consolidated
	Australia	Europe	US	TOTAL
30 June 2015	$	$	$	$

Sales to external customers	2,708,634	4,095	3,574,404	6,287,133
Add: Interest received	188,146	-	1,624	189,770
Add: Other income	947,845	-	-	947,845
Less: Cost of providing services	(1,850,665)	-	(4,267,277)	(6,117,942)
Less: Expenses **				(21,781,074)
Loss before income tax				(20,474,268)
Income tax benefit				180,261
Loss after income tax				(20,294,007)

Assets	7,525,033	6,693	6,574,718	14,106,444
Liabilities	796,482	3,487	2,225,899	3,025,868

* * Overhead expenses are not associated with any one particular geographic region.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	53

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 4: Segment information (continued)

		Consolidated
	Australia	Europe	Asia	US	TOTAL
30 June 2014 (restated) *	$	$	$	$	$

Sales to external customers	5,070,193	(26,375)	3,931	3,180,402	8,228,151
Add: Interest received	104,513	-	-	337	104,850
Add: Other income	1,365,101	-	-	-	1,365,101
Add: Fair value gain on deferred contingent consideration	-	-	-	383,933	383,933
Less: Cost of providing services	(3,360,361)	4,750	(4,922)	(3,176,287)	(6,536,820)
Less: Expenses **					(17,112,626)
Loss before income tax					(13,567,411)
Income tax (expense)					(29,048)
Loss after income tax					(13,596,459)

Assets	10,109,347	14,655	-	5,109,455	15,233,457
Liabilities	1,188,968	205,106	-	2,222,685	3,616,759

* Please see Note 29 for details of restatement.

* * Overhead expenses are not associated with any one particular geographic region.

Major customers

During the year ended 30 June 2015 approximately 11% (2014: 9%) of the Consolidated Entity's external revenue was derived from sales to Telstra Corporate Ltd (a major Australian retailer) through the computer retailing and computer distribution operating segments.

Note 5: Revenue and other income

	Consolidated
	2015	2014 (restated) *
	$	$
Revenue
Sale of goods	1,990,291	4,274,571
Rendering of services	4,296,842	3,953,580
	6,287,133	8,228,151

Interest received	189,770	104,850

Other income
Research & development tax refund	947,845	1,082,953
Grants received	-	172,655
Income from Sales of Business	-	109,493
	947,845	1,365,101

Fair value gain on deferred contingent consideration	-	383,933

54	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 5: Revenue and other income (continued)

The $947,845 research and development tax refund was received on 18 April 2015 (2014: $1,082,953 received on 22 November 2013) for a claim in accordance with the Commonwealth Government's Research and Development Tax Incentive Regime which has been in operation since 1 July 2011, the 45% refundable tax offset is available to companies that have grouped aggregated turnover of less than $20million.  There is no cap on Research & development expenditure.

* Please see Note 29 for details of restatement.

Note 6: Expenses

Loss before income tax includes the following specific expenses:

	Consolidated
	2015	2014
	$	$
Employee benefits expense
Salaries and wages (including contractors, annual leave)	7,757,951	3,512,198
Superannuation, Healthcare & Workers Compensation	920,050	284,322
Total employee benefits expense	8,678,001	3,796,520

Share based payments	1,929,265	5,144,968

Depreciation
Computer equipment	28,691	41,576
Furniture and fittings	6,602	899
Leasehold Improvements	3,476	-
Total depreciation	38,769	42,475

Amortisation
Computer software	36,894	3,065
Capitalised product development	19,649	19,648
Intellectual Property	922,345	834,050
Customer database	-	325,000
Total amortisation	978,888	1,181,763

Total depreciation and amortisation	1,017,657	1,224,238

Rental expense relating to operating leases - Minimum lease payments	453,673	193,009

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	55

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 7: Income tax (benefit) / expense

	Consolidated
	2015	2014 (restated)
	$	$
Income tax (benefit) / expense
Current tax (benefit) / expense	-	469,277
Deferred tax	-	(440,229)
Adjustment recognised for prior periods	(180,261)	-
Aggregate income tax (benefit) / expense	(180,261)	29,048

Prima facie tax on loss before income tax is reconciled to income tax (benefit) / expense as follows:
Loss before income tax	(20,474,268)	(13,567,411)

Prima facie tax on loss before income tax at 30%	(6,142,281)	(4,070,223)
Adjustment for jurisdictional differences in tax rates	(488,467)	1,429
Add tax effect of:
Non-allowable items	454,124	1,666,685
Non-assessable items	(992,157)	(467,524)
Tax losses and timing differences not brought to account	7,168,781	2,898,681
Adjustment recognised for prior periods	(180,261)	-
Current tax (benefit) / expense	(180,261)	29,048

Recognised deferred tax assets:
Share based payments – non qualified plan	-	427,719

Deferred tax not recognised:

Tax losses carried forward	41,545,954	18,027,944
Other temporary differences not recognised	3,508,887	3,854,686
Unused tax losses for which no deferred tax has been recognised	45,054,841	21,882,630
Potential tax benefit at notional rate of tax *	14,225,789	6,564,789

No amounts have been recognised for deferred tax on unutilised tax losses as it is not yet probable that future taxable amounts will be available against which the Company will utilise these assets in future years.

* Potential tax benefit at notional rate of tax is 30% for AU entities and 34% for US entities.

56	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 8: Cash and cash equivalents

	Consolidated
	2015	2014
	$	$

Cash on hand	558	500
Cash at bank	7,219,350	9,877,511
	7,219,908	9,878,011

Note 9: Trade and other receivables

	Consolidated
	2015	2014
Trade receivables	401,420	840,676
Less: Provision for impairment of receivables	(140,127)	(55,804)
	261,293	784,872

Other debtors	240,179	142,980

Total	501,472	927,852

Impairment of receivables

The Consolidated Entity has recognised a loss of $313,428 (2014: $50,596) in the statement of profit or loss and other comprehensive income in respect of impairment of receivables for the year ended 30 June 2015.

The ageing of the impaired receivables provided for above are as follows:

1-30 days	-	-
31-60 days	-	-
61-90 days	-	-
90+ days	140,127	55,804
	140,127	55,804

Movements in the provision for impairment of receivables are as follows:

Opening Balance	55,804	21,247
Additional provisions recognised	313,428	50,596
Receivables written off during the year as uncollectable	(229,105)	(16,039)
Closing Balance	140,127	55,804

Past due but not impaired

Customers with balances past due but without provision for impairment of receivables amount to $61,280 as at 30 June 2015 ($232,125 as at 30 June 2014).

The Consolidated Entity did not consider a credit risk on the aggregate balances after reviewing credit terms of customers based on recent collection practices.

The ageing of the past due but not impaired receivables are as follows:

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	57

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 9: Trade and other receivables (continued)

31-60 days	17,556	104,235
61-90 days	440	52,185
90+ days	43,284	75,705
	61,280	232,125

Note 10: Other current assets

	Consolidated
	2015	2014
	$	$
Deposit	163,278	70,000
Prepayments	853,926	228,716
	1,017,204	298,716

Note 11: Property, plant and equipment

Consolidated	Computer equipment	Furniture and fittings	Leasehold Improvements	Total
	$	$	$	$
2014
Cost	634,982	40,777	-	675,759
Accumulated depreciation	(559,919)	(28,114)	-	(588,033)
Balance at 30 June 2014	75,063	12,663	-	87,726

Reconciliation
Balance at 1 July 2013	72,662	-	-	72,662
Acquisitions through business combinations	2,239	245	-	2,484
Additions	42,336	13,322	-	55,658
Depreciation expense	(41,576)	(899)	-	(42,475)
Effects of movements in exchange rates	(597)	(6)	-	(603)
Balance at 30 June 2014	75,064	12,662	-	87,726
Consolidated

2015
Cost	772,604	80,064	33,902	886,570
Accumulated depreciation	(590,881)	(35,542)	(4,186)	(630,609)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

Reconciliation
Balance at 1 July 2014	75,063	12,663	-	87,726
Additions	137,622	39,287	33,902	210,811
Depreciation expense	(28,691)	(6,602)	(3,476)	(38,769)
Effects of movements in exchange rates	(2,271)	(826)	(710)	(3,807)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

58	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 12: Intangibles

	Computer software	Customer Contracts	Capitalised product development costs	Intellectual Property	Customer Database	Goodwill	TOTAL
Consolidated

	$	$	$	$	$	$	$
2014
Cost	75,839	207,411	110,803	3,932,447	-	1,832,342	6,158,842
Accumulated amortisation	(72,556)	(207,411)	(91,154)	(1,459,826)	-	(714,462)	(2,545,409)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

Reconciliation
Balance at 1 July 2013	-	-	-	3,440,632	-	969,616	4,410,248
Acquisitions through business combinations	-	-	39,297	49,470	325,000	179,727	593,494
Additions	6,348	-	-	-	-	-	6,348
Amortisation expense	(3,065)	-	(19,648)	(834,050)	(325,000)	-	(1,181,763)
Effects of movements in exchange rates	-	-	-	(183,431)	-	(31,463)	(214,894)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

2015
Cost	220,646	207,411	110,803	4,837,947	325,000	2,387,346	8,089,153
Accumulated amortisation/impairment	(121,862)	(207,411)	(110,803)	(2,795,527)	(325,000)	(714,462)	(4,275,065)
Balance at 30 June 2015	98,784	-	-	2,042,420	-	1,672,884	3,814,088

Reconciliation
Balance at 1 July 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433
Acquisitions through business combinations	-	-	-	-	-	339,570	339,570
Additions	132,395	-	-	-	-	-	132,395
Amortisation expense	(36,894)	-	(19,649)	(922,345)	-	-	(978,888)
Effects of movements in exchange rates	-	-	-	492,144	-	215,434	707,578
Balance at 30 June 2015	98,784	-	-	2,042,420	-	1,672,884	3,814,088

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	59

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 12: Intangibles (continued)

Goodwill acquired through business combinations has been allocated to the following cash-generating units:

	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$

Balance at 1 July 2014	938,153	179,727	1,117,880
Acquisitions through business combinations	339,570	-	339,570
Effects of movements on foreign exchange rates	215,434	-	215,434
Balance at 30 June 2015	1,493,157	179,727	1,672,884

The recoverable amount of the Group's goodwill allocated to Mobile Advertising has been determined by a value-in-use calculation at the cash generating unit level using a discounted cash flow model, based on a 5 year projection period approved by management and a terminal value based on a long term average growth rate of 2%. The pre-tax discount rate of 40% p.a. was used to reflect management’s estimate of the time value of money and the risk adjusted costs of capital specific to the Mobile Advertising cash generating unit.

The Directors do not consider goodwill allocated to Mobile Commerce as significant to the total carrying value of Goodwill.

(1)	Mobile Performance Network (‘MPN’) and Tagroom Pty Ltd (‘Tagroom’)

The goodwill acquired on acquisition is deemed recoverable and no impairment expense has been recognized in the statement of profit or loss and other comprehensive income during the period.

(2)	Deals I Love (Australia) Pty Ltd (‘DIL’)

The goodwill acquired on acquisition is deemed recoverable and no impairment expense has been recognised in the statement of profit or loss and other comprehensive income during the period.

Impairment expense

No goodwill was impaired and charged to the statement of profit or loss and other comprehensive income during the period (2014: nil).

Note 13: Available-for-sale financial assets

On 24 April 2015, MOKO signed a Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO committed to invest One Million U.S. Dollars (US$1,000,000 or A$ 1,297,811) to acquire a 10% equity stake in BigTeams.

BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising.

Under the agreement MOKO will launch a tailored version of its REC*IT app specifically targeted at the students and parents of more than 4,000 US high schools that are currently serviced by BigTeams, using data generated by BigTeams. This investment will significantly expand its offering for US students and provide access to the lucrative high school market. The new app is scheduled for launch in September 2015, to coincide with the new school year.

During the year, MOKO has paid consideration of US$200,000 (A$256,813) in cash. The remaining consideration of US$800,000 (A$1,042,142) is included in “Trade and other payables”.

60	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 14:  Business combinations

Acquisition of Tagroom Pty Ltd

On 1 October 2014, MOKO completed a business combination by acquiring 80% of the ordinary shares in Tagroom Pty Ltd (‘Tagroom’). Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic.

The total fair value consideration for the acquisition, which represents a business combination, included $200,000 in cash and $200,000 in MOKO ordinary shares, priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion.

Tagroom contributed revenues of $43,735 and made a net loss after tax of $667,257 for the period of 1 Oct 2014 to 30 June 2015. If the acquisition occurred on 1 July 2014, the full year contributions would have been revenues of $56,610 and net loss after tax of $702,829.

The business combination accounting is final and the Tagroom acquisition is allocated to the Mobile Advertising segment.

	Carrying value	Fair value

Goodwill	-	339,570
Cash and cash equivalents	24,885	24,885
Other receivables	50,000	50,000
Other payables	(40,313)	(14,455)

Net assets acquired	34,572	400,000

Acquisition date fair value of total consideration transferred	400,000

Satisfied By
Consideration: cash	200,000
Consideration: Moko ordinary shares	200,000
	.
Total	400,000

Acquisition expenses of $29,216 for legal fees have not impacted this business combination accounting.

Goodwill of $339,570 represents the addition of Tagroom to MOKO’s portfolio. The acquisition is in synergy with the Company’s overall audience profile as it provides marketers and brands with direct access to coveted hard to reach audiences.

Non-controlling interest at acquisition was immaterial with a deemed fair value of nil and determined on the basis that future economic benefits were unlikely to be realised but for the acquisition.

Fair value consideration was settled via $200,000 in cash and $200,000 in MOKO ordinary shares (1,242,263 shares) priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion on 12 December 2014.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	61

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 15:  Trade and other payables

	Consolidated
	2015	2014
Trade payables	1,835,324	1,594,143
Other payables and accruals	733,938	969,468
	2,569,262	2,563,611

Note 16:  Employee benefits

	Consolidated
	2015	2014
Current

Employee benefits	411,076	276,920

Non-Current

Employee benefits	45,530	35,348

A provision has been recognised for employee benefits relating to annual leave and long service leave. The measurement and recognition criteria relating to employee benefits have been included in Note 1 of this report.

Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The employee benefits are presented as current or non-current based on when the Consolidated Entity expects to settle the long service leave entitlements. However, based on past experience, the Consolidated Entity does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

Note 17:  Issued capital

Consolidated
	2015	2014
	$	$
Fully paid ordinary shares 755,486,679 (30 Jun 2014: 552,853,091 shares)	58,214,171	41,679,462
Fully paid performance shares 20,000,000 (30 June 2014 20,000,000)	200	200
	58,214,371	41,679,662

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(a) Ordinary shares

The followings movements in ordinary share capital occurred during the year:

62	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17:  Issued capital (continued)

Date	Details	Numbers of shares	Issue Price $	Amount $
1 July 2014	Opening Balance	552,853,091	Various	41,679,462
1 July 2014	NASDAQ listing capital - Gross US$8.25m	44,000,000	0.1991	8,762,325
8 July 2014	Share issue by placement	1,000,000	0.10	100,000
8 July 2014	Share issue by placement	1,000,000	0.20	200,000
8 July 2014	Share issue by exercise of options	450,000	0.05	22,500
15 July 2014	Share issue by exercise of options	53,912	0.05	2,696
12 August 2014	Share issue by exercise of options	200,000	0.05	10,000
12 September 2014	Share issue by exercise of options	1,000,000	0.05	50,000
28 November 2014	Share issue by exercise of options	100,000	0.05	5,000
19 December 2014	Share issue pursuant to Tagroom at acquisition	1,242,263	0.16	200,000
24 December 2014	Share issue by exercise of options	1,000,000	0.0616	61,600
24 December 2014	Share issue by exercise of options	1,000,000	0.1232	123,200
5 February 2015	Share issue by exercise of options	200,000	0.05	10,000
13 February 2015	Share issue by exercise of options	100,000	0.05	5,000
13 February 2015	Issue shares in lieu of services	504,840	-	-
16 February 2015	Share issue by exercise of options	500,000	0.05	25,000
23 February 2015	Share issue by exercise of options	850,000	0.05	42,500
2 March 2015	Share issue by exercise of options	2,625,000	0.05	131,250
13 March 2015	Share issue by exercise of options	656,000	0.05	32,800
23 March 2015	Share issue by exercise of options	300,000	0.05	15,000
10 April 2015	Share issue by exercise of options	2,990,334	0.05	149,517
13 April 2015	Share issue by exercise of options	100,000	0.05	5,000
13 April 2015	Issue shares under US Omnibus Plan	280,000	0.1538	43,050
13 April 2015	Issue shares under US Omnibus Plan	193,040	0.1632	31,506
27 April 2015	Share issue by exercise of options	2,254,000	0.05	112,700
1 May 2015	Share issue by exercise of options	4,923,105	0.05	246,155
1 May 2015	Issue shares under US Omnibus Plan	240,000	0.1699	40,768
7 May 2015	Share issue by exercise of options	200,000	0.05	10,000
7 May 2015	Share issue by exercise of options	500,000	0.10	50,000
19 June 2015	Share issue by exercise of options	127,921,094	0.05	6,396,055
26 June 2015	Share issue by exercise of options	6,000,000	0.0467	280,000
26 June 2015	Share issue by exercise of options	250,000	0.06	15,000
	Capital raising costs	-		(643,913)
	Closing Balance	755,486,679		58,214,171

(b) Performance shares

Issue Date	Details	Number of Shares	Issue Price	Amount $	Variation Price

28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	63

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17:  Issued capital (continued)

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company.

Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

No Performance Shares were issued during the year. In the prior year Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share.

(c) Options

Options granted

During the year, the Company granted the following options over unissued ordinary shares:

Table A – Options granted over unissued ordinary shares

Class	Grant Date	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	3-Nov-14	31-Dec-14	US$0.05	1,000,000
Unlisted Employee Options	3-Nov-14	31-Dec-14	US$0.10	1,000,000
Unlisted Employee Options	3-Nov-14	31-Dec-14	US$0.15	1,000,000
Unlisted Employee Options	3-Nov-14	30-Jun-16	US$0.1875	1,000,000
Unlisted Employee Options	3-Nov-14	31-Dec-14	US$0.17	250,000
Unlisted Director Options	26-Nov-14	26-Nov-17	$0.19	7,500,000
Unlisted Director Options	26-Nov-14	26-Nov-16	$0.19	5,000,000
Unlisted Employee Options	26-Nov-14	31-Jan-17	$0.196	1,000,000
Unlisted Employee Options	19-Dec-14	20-Dec-16	$0.20	1,000,000
Unlisted Employee Options	22-Dec-14	31-Dec-15	US$0.15	1,000,000
Unlisted Employee Options	22-Dec-14	30-Jun-15	US$0.1875	1,000,000
Unlisted Employee Options	22-Dec-14	30-Jun-16	US$0.17	250,000
Unlisted Director Options	13-Apr-15	31-Dec-16	$0.17	700,000
Unlisted Employee Options	1-May-15	31-Dec-16	$0.075	750,000
Unlisted Employee Options	26-Jun-15	30-Jun-16	US$0.05	1,000,000
Unlisted Employee Options	26-Jun-15	30-Jun-16	US$0.075	1,000,000
Total				24,450,000

64	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17:  Issued capital (continued)

Table B - Options granted American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted ADS Options	23-Dec-14	1-Nov-17	$5.05	6,666	266,640
Unlisted ADS Options	23-Dec-14	1-Nov-18	$5.05	6,667	266,680
Unlisted ADS Options	23-Dec-14	1-Nov-19	$5.05	6,667	266,680
Unlisted ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	300,000
Unlisted ADS Options	23-Dec-14	3-Nov-17	$4.58	7,500	300,000
Unlisted ADS Options	23-Dec-14	3-Nov-18	$4.58	7,500	300,000
Total				42,500	1,700,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Table C – Unissued ordinary shares under option

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Director Options	30-Jul-16	$0.042	5,000,000
Unlisted Options	30-Jul-16	$0.042	5,000,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Unlisted Employee Options	31-Jul-16	$0.17	4,250,000
Unlisted Options	24-Oct-15	$0.155	3,450,000
Unlisted Director Options	28-Nov-15	$0.40	15,000,000
Unlisted Options	28-Nov-15	$0.40	1,000,000
Unlisted Options	28-Nov-15	$0.10	6,400,000
Unlisted Director Options	31-Jan-16	$0.20	2,000,000
Unlisted Employee Options	31-Dec-15	US$0.15	1,000,000
Unlisted Employee Options	30-Jun-16	US$0.17	250,000
Unlisted Director Options	26-Nov-17	$0.19	7,500,000
Unlisted Director Options	26-Nov-16	$0.19	3,000,000
Unlisted Employee Options	31-Jan-17	$0.196	1,000,000
Unlisted Employee Options	20-Dec-16	$0.20	1,000,000
Unlisted Employee Options	31-Dec-16	$0.17	700,000
Unlisted Employee Options	31-Dec-16	$0.075	750,000
Unlisted Employee Options	30-Jun-16	US$0.05	1,000,000
Unlisted Employee Options	30-Jun-16	US$0.075	1,000,000
Unlisted Options over American Depositary Shares (Unlisted ADS Options)	Refer to table D		6,420,000
Total			66,220,000

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	65

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17:  Issued capital (continued)

Table D – Unissued Options over American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted ADS Options	30-Jun-14	31-Dec-15	$4.07	25,000	1,000,000
Unlisted ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$7.50	41,750	1,670,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$6.66	2,500	100,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$7.50	11,250	450,000
Unlisted ADS Options	30-Jun-14	31-Dec-15	$5.55	7,500	300,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$4.00	25,000	1,000,000
Unlisted ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	300,000
Unlisted ADS Options	23-Dec-14	3-Nov-17	$4.58	7,500	300,000
Unlisted ADS Options	23-Dec-14	03-Nov-18	$4.58	7,500	300,000
Total				160,500	6,420,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Lapse of options

During or since the end of the financial year, the following options lapsed:

Table E – lapsed options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	30-Jun-15	US$0.1875	1,000,000
Listed Options (MKBOA)	13-Jun-15	$0.05	388,441
Total			1,388,441

Class	Expiry Date	Exercise Price	Number of ADS*
Unlisted ADS Options	31-Dec-14	US$3.70	5,000
Unlisted ADS Options	31-Dec-14	US$1.85	25,000
Unlisted ADS Options	31-Dec-14	US$6.29	25,000
Unlisted ADS Options	31-Dec-14	US$5.55	15,000
Total			70,000

* One ADS = 40 Ordinary shares

Cancellation of options

During or since the end of the financial year, the following options were cancelled:

66	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17:  Issued capital (continued)

Table F – cancelled options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	31-Dec-14	US$0.15	1,000,000
Unlisted Employee Options	30-Jun-16	US$0.1875	1,000,000
Unlisted Employee Options	31-Dec-14	US$0.17	250,000
Unlisted Director Options	26-Nov-16	$0.19	2,000,000
Total			4,250,000

Class	Expiry Date	Exercise Price	Number of ADS*
Unlisted ADS Options	31-Dec-14	US$2.00	25,000
Unlisted ADS Options	31-Dec-14	US$4.00	25,000
Unlisted ADS Options	31-Dec-15	US$6.00	25,000
Unlisted ADS Options	30-Jun-15	US$7.50	18,750
Unlisted ADS Options	30-Jun-15	US$7.50	6,250
Unlisted ADS Options	30-Jun-16	US$6.80	6,250
Unlisted ADS Options	1-Nov-17	US$5.05	6,666
Unlisted ADS Options	1-Nov-18	US$5.05	6,667
Unlisted ADS Options	1-Nov-19	US$5.05	6,667
Unlisted ADS Options	30-Jun-16	US$2.00	25,000
Unlisted ADS Options	30-Jun-16	US$3.00	25,000
Total			176,250

* One ADS = 40 Ordinary shares

Shares issued on the exercise of options

During or since the end of the financial year, the Consolidated Entity issued ordinary shares of the Company as a result of the exercise of options as follows (there are no amounts unpaid on the shares issued):

Table G – Shares issued on exercise of options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	31-Dec-14	US$0.05	1,000,000
Unlisted Employee Options	31-Dec-14	US$0.10	1,000,000
Unlisted Employee Options	30-Nov-15	$0.10	500,000
Unlisted Options	30-Jun-15	$0.04	3,000,000
Unlisted Options	30-Jun-15	$0.02	1,000,000
Unlisted Options	30-Jun-15	$0.03	1,000,000
Unlisted Options	30-Jun-15	$0.11	1,000,000
Unlisted Employee Options	30-Jun-15	$0.06	250,000
Listed Options (MKBOA)	13-Jun-15	$0.05	145,423,445
Total			154,173,445

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	67

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17:  Issued capital (continued)

(d) Capital Management

When managing capital, the Board’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Board also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The Board are constantly adjusting the capital structure to take advantage of favourable costs of capital or high return on assets. As the market is constantly changing, management may issue new shares, sell assets to reduce debt or consider payment of dividends to shareholders.

The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position although there is no formal policy regarding gearing levels. The Consolidated Entity had nil borrowings at 30 June 2015 (2014: nil).

The Consolidated Entity is not subject to any externally imposed capital requirements.

There were no changes in the Consolidated Entity’s approach to capital management during the year.

Note 18:  Reserves

Foreign currency translation reserve

This reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

This reserve was used to recognise the value of share based payments.

	Consolidated
	2015	2014
	$	$

Foreign currency translation reserve
Balance at beginning of the year	570,172	814,848
Currency translation differences	1,397,333	(244,676)
Balance at the end of the year	1,967,505	570,172

Share-based payments reserve
Balance at beginning of the year	8,420,632	2,859,360
Share-based payments	1,825,843	5,561,272
Balance at the end of the year	10,246,475	8,420,632
TOTAL RESERVES	12,213,980	8,990,804

Note 19:  Accumulated losses

	Consolidated
	2015	2014
	$	$
Accumulated losses brought forward	(38,929,670)	(25,457,309)
Loss after income tax for the year	(20,013,288)	(13,472,361)
	(58,942,958)	(38,929,670)

68	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 20:  Share based payments

Below are summaries of the movements of options during the year to key management personnel and employees:

2015 Class	Grant Date	Expiry Date	Exercise Price *	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year **

Director Options	14-Dec-12	30-Jul-16	$0.042	10,000,000	-	-	-	10,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	500,000	-	(500,000)	-	-
Employee Options	21-Feb-13	30-Jun-15	$0.06	750,000	-	(250,000)	-	500,000
Employee Options	13-Sep-13	31-Jul-16	$0.17	3,650,000	-	-	-	3,650,000
Director Options	28-Nov-13	28-Nov-15	$0.40	16,000,000	-	-	-	16,000,000
Director Options	28-Nov-13	28-Nov-15	$0.10	6,000,000	-	-	-	6,000,000
Employee Options	19-Mar-14	31-Jul-16	$0.17	600,000	-	-	-	600,000
Director Options	5-May-14	28-Nov-15	$0.10	400,000	-	-	-	400,000
Director Options	5-May-14	31-Jan-16	$0.20	2,000,000	-	-	-	2,000,000
Employee Options	3-Nov-14	31-Dec-14	US$0.05	-	1,000,000	(1,000,000)	-	-
Employee Options	3-Nov-14	31-Dec-14	US$0.10	-	1,000,000	(1,000,000)		-
Employee Options	3-Nov-14	31-Dec-14	US$0.15	-	1,000,000	-	(1,000,000)	-
Employee Options	3-Nov-14	30-Jun-16	US$0.1875	-	1,000,000	-	(1,000,000)	-
Employee Options	3-Nov-14	31-Dec-14	US$0.17	-	250,000	-	(250,000)	-
Director Options	26-Nov-14	26-Nov-17	$0.19	-	7,500,000	-	-	7,500,000
Director Options	26-Nov-14	26-Nov-16	$0.19	-	5,000,000	-	(2,000,000)	3,000,000
Employee Options	26-Nov-14	31-Jan-17	$0.196	-	1,000,000	-	-	1,000,000
Employee Options	19-Dec-14	20-Dec-16	$0.2	-	1,000,000	-	-	1,000,000
Employee Options	13-Apr-15	31-Dec-16	$0.17	-	700,000	-	-	700,000
Employee Options	1-May-15	31-Dec-16	$0.075	-	750,000	-	-	750,000
Employee Options	26-Jun-15	30-Jun-16	US$0.05	-	1,000,000	-	-	1,000,000
Employee Options	26-Jun-15	30-Jun-16	US$0.075	-	1,000,000	-	-	1,000,000
Employee Options	22-Dec-14	31-Dec-15	US$0.15	-	1,000,000	-	-	1,000,000
Employee Options	22-Dec-14	30-Jun-15	US$0.1875	-	1,000,000	-	(1,000,000)	-
Employee Options	22-Dec-14	30-Jun-16	US$0.17	-	250,000	-		250,000
				39,900,000	24,450,000	(2,750,000)	(5,250,000)	56,350,000
Weighted average exercise price				$0.22	$0.18	$0.09	$0.21	$0.21

* Exercise price is in AUD otherwise it is in USD if it is indicated as US$.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	69

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 20:  Share based payments (continued)

** All above options are exercisable at the end of the financial year 2015 apart from 7,500,000 director options issued on 26 November 2014, with exercise price $0.19 and expiry date on 26 November 2017.

2014 Class	Grant Date	Expiry Date	Exercise Price	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year

Director Options	17-Dec-08	25-Jul-13	$0.10	3,000,000	-	-	(3,000,000)	-
Employee Options	15-Oct-09	25-Jul-13	$0.10	1,800,000	-	-	(1,800,000)	-
Director Options	19-Oct-09	25-Jul-13	$0.12	2,500,000	-	-	(2,500,000)	-
Employee Options	16-Dec-09	25-Jul-13	$0.12	1,950,000	-	-	(1,950,000)	-
Employee Options	26-Aug-11	30-Jun-14	$0.12	6,050,000	-	(3,000,000)	(3,050,000)	-
Director Options	27-Oct-11	30-Jun-14	$0.12	18,250,000	-	(18,250,000)	-	-
Director Options	14-Dec-12	30-Jul-16	$0.042	16,000,000	-	(6,000,000)	-	10,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	500,000	-	-	-	500,000
Employee Options	21-Feb-13	30-Jun-15	$0.06	1,750,000	-	(500,000)	(500,000)	750,000
Employee Options	13-Sep-13	31-Jul-16	$0.17	-	3,850,000	(200,000)	-	3,650,000
Director Options	28-Nov-13	28-Nov-15	$0.40	-	16,000,000	-	-	16,000,000
Director Options	28-Nov-13	28-Nov-15	$0.10	-	6,000,000	-	-	6,000,000
Employee Options	25-Feb-14	30-Jun-14	$0.12	-	400,000	(400,000)	-	-
Employee Options	19-Mar-14	31-Jul-16	$0.17	-	700,000	(100,000)	-	600,000
Director Options	5-May-14	28-Nov-15	$0.10	-	400,000	-	-	400,000
Director Options	5-May-14	31-Jan-16	$0.20	-	2,000,000	-	-	2,000,000
				51,800,000	29,350,000	(28,450,000)	(12,800,000)	39,900,000
Weighted average exercise price				$0.09	$0.28	$0.10	$0.11	$0.22

The weighted average exercise price of options issued to key management personnel and employees that are outstanding at the end of the financial year was $0.21 (2014: $0.22).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 12.11 months (2014: 20.11 months).

70	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 20:  Share based payments (continued)

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

2015 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year *

ADS Options	30-Jun-14	30-Jun-16	$2.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$3.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$2.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$4.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-15	$6.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$7.50	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$3.70	5,000	-	-	(5,000)	-
ADS Options	30-Jun-14	31-Dec-14	$1.85	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-15	$4.07	25,000	-	-	-	25,000
ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	-	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	41,750	-	-	-	41,750
ADS Options	30-Jun-14	31-Dec-14	$6.29	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$6.66	2,500	-	-	-	2,500
ADS Options	30-Jun-14	30-Jun-16	$7.50	11,250	-	-	-	11,250
ADS Options	30-Jun-14	30-Jun-16	$6.80	6,250	-	-	(6,250)	-
ADS Options	30-Jun-14	31-Dec-14	$5.55	7,500	-	-	(7,500)	-
ADS Options	30-Jun-14	31-Dec-14	$5.55	7,500	-	-	(7,500)	-
ADS Options	30-Jun-14	31-Dec-15	$5.55	7,500	-	-	-	7,500
ADS Options	23-Dec-14	1-Nov-17	$5.05	-	6,666	-	(6,666)	-
ADS Options	23-Dec-14	1-Nov-18	$5.05	-	6,667	-	(6,667)	-
ADS Options	23-Dec-14	1-Nov-19	$5.05	-	6,667	-	(6,667)	-
ADS Options	23-Dec-14	3-Dec-16	$4.58	-	7,500	-	-	7,500
ADS Options	23-Dec-14	3-Nov-17	$4.58	-	7,500	-	-	7,500
ADS Options	23-Dec-14	03-Nov-18	$4.58	-	7,500	-	-	7,500
				339,250	42,500	-	(246,250)	135,500
Weighted average exercise price				US$4.94	US$4.80	-	US$4.31	US$6.04

* All above ADS options are exercisable at the end of the financial year 2015 apart from 15,000 ADS options issued on 23 December 2014, with exercise price $4.58, expiry date on 3 November 2017 and 3 November 2018 respectively.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	71

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 20:  Share based payments (continued)

2014 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year

ADS Options	30-Jun-14	30-Jun-16	$2.00	-	25,000	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$3.00	-	25,000	-	-	25,000
ADS Options	30-Jun-14	31-Dec-14	$2.00	-	25,000	-	-	25,000
ADS Options	30-Jun-14	31-Dec-14	$4.00	-	25,000	-	-	25,000
ADS Options	30-Jun-14	31-Dec-15	$6.00	-	25,000	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	-	25,000	-	-	25,000
ADS Options	30-Jun-14	31-Dec-14	$3.70	-	5,000	-	-	5,000
ADS Options	30-Jun-14	31-Dec-14	$1.85	-	25,000	-	-	25,000
ADS Options	30-Jun-14	31-Dec-15	$4.07	-	25,000	-	-	25,000
ADS Options	30-Jun-14	31-Dec-16	$6.29	-	25,000	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	-	41,750	-	-	41,750
ADS Options	30-Jun-14	31-Dec-14	$6.29	-	25,000	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$6.66	-	2,500	-	-	2,500
ADS Options	30-Jun-14	30-Jun-16	$7.50	-	11,250	-	-	11,250
ADS Options	30-Jun-14	30-Jun-16	$6.80	-	6,250	-	-	6,250
ADS Options	30-Jun-14	31-Dec-14	$5.55	-	7,500	-	-	7,500
ADS Options	30-Jun-14	31-Dec-14	$5.55	-	7,500	-	-	7,500
ADS Options	30-Jun-14	31-Dec-15	$5.55	-	7,500	-	-	7,500
				-	339,250	-	-	339,250
Weighted average exercise price				-	US$4.94			US$4.94

The weighted average exercise price of ADS options issued to key management personnel and employees that are outstanding at the end of the financial year was US$6.04 (2014: US$4.94).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 14.38 months (2014: 17.06).

For the options granted to the key management personnel and employees during the current financial year, the fair value was measured at grant date using a Black-Scholes model that took account of the terms and conditions upon which the instruments were granted. Expected volatility reflects the historical volatility of the Company’s share price over the historical period commensurate with the expected term.

The valuation model inputs used to determine the fair value are as follows:

Options over fully paid ordinary shares for the key management personnel and employees

Grant date	Expiry date	Maximum life	Exercise price	Share price at grant date	Expected volatility	Risk free interest rate	Tradeable discount
26-Nov-14	31-Jan-17	2.18	$0.196	$0.14	78.53%	2.45%	20%
26-Nov-14	26-Nov-17	3	$0.19	$0.14	79.56%	2.45%	35%
26-Nov-14	26-Nov-16	2	$0.19	$0.14	79.09%	2.45%	20%
26-Nov-14	26-Nov-16	2	$0.19	$0.14	79.09%	2.45%	20%
13-Apr-15	31-Dec-16	1.72	$0.17	$0.17	49.45%	1.76%	20%
1-May-15	31-Dec-16	1.67	$0.075	$0.17	48.02%	1.92%	20%

All options were granted for no consideration and vested immediately

Those options granted to key management personnel have been identified in key management personnel disclosures (Note 22) and the Remuneration Report in the Directors' Report. Shareholder approval was obtained for the grants of options to directors on 17 November 2014.

72	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 20:  Share based payments (continued)

Shares issued as compensation

Performance Shares

No Performance Shares were issued in 2015.

The terms and conditions of each Performance Shares granted in 2014, affecting remuneration of directors and other key management personnel in 2014 or future reporting years are as follows:

Number of Performance Shares	Grant Date	Vesting date	Expiry date	Issue Price	Exercise Price	Expected volatility	Risk Free interest rate	Tradable discount

20,000,000	28-Nov-13	28-Nov-15	28-Nov-16	$0.00001	$0.10	25.00%	2.76%	60%

Performance Shares granted carry no dividend or voting rights.

The fair value was measured at grant date using an American style, up and in, trinomial barrier option model that took account of the terms and conditions upon which the instruments were granted. The expected volatility reflects an assessment of the company’s 90 day Volume Weighted Average Price (VWAP) across the three year period preceding grant date (commensurate with the term), to adjust for the VWAP condition of the instrument. The tradability discount was determined after consideration of specific lack of marketability terms and conditions such as being unlisted instruments, vesting conditions such as ongoing employment, restricted transferability and escrow provisions.

American Depositary Shares

In current fiscal year, the following American Depositary Shares were issued to eligible participants of the US Omnibus Plan equity incentive scheme approved by shareholders on 5 May 2014.

1)	11,826 ADSs (equivalent to 473,040 ordinary shares) for nil consideration were issued on 13 April 2015
2)	6,000 ADSs (equivalent to 240,000 ordinary shares) for nil consideration were issued on 1 May 2015

No shares were issued to key management personnel or employees as compensation during 2014 year.

For details of shares and options issued in lieu of services rendered, refer to issued capital disclosures (Note 17) and non-cash investing and financing activities disclosures (Note 21(b)).

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	73

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 21:  Cash flow information

	Consolidated
	2015	2014
	$	$
(a) Reconciliation of cash flow from operations with loss after income tax

Loss after income tax expense for the year	(20,294,006)	(13,596,459)

Adjustments for:

Depreciation and amortisation	1,017,657	1,224,238
Foreign exchange (gains) / losses	(429,080)	32,284
Share based payments	1,929,265	5,144,969
Fair value gain on deferred contingent consideration	-	(383,933)
Gain on reversal of Peekable payable	-	(91,527)
Income from Sale of Business	-	(109,493)

Changes in operating assets and liabilities:
Decrease in receivables	523,579	39,026
(Increase) in other assets	(815,687)	(294,159)
Increase in trade and other payables	5,651	1,198,886
Increase / (Decrease) in employee benefits	144,338	(264,912)
(Decrease) / Increase in current tax	(740,880)	461,072
Decrease / (Increase) in deferred tax assets	427,719	(427,719)
Net cash used in operating activities	(18,231,444)	(7,067,727)

(b) Non-cash investing and financing activities

On 1 October 2014, MOKO completed a business combination by acquiring 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd (‘Tagroom’). In addition to cash, the fair value consideration was settled via $200,000 in MOKO ordinary shares (1,242,263 shares) priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion on 12 December 2014.

Refer to Note 14 for further details of these business combinations.

During the year, the Company issued the following ADS (American Depositary Shares) for nil consideration, where one ADS = 40 Ordinary shares. They were issued to eligible participants of the US Omnibus Plan equity incentive scheme approved by shareholders on 5 May 2014.

Date	Details	ADS Price (US$)	Number of	Fair Value Amount
			ADS	US$
13 April 2015	Share issued under US Omnibus Plan	$4.88	7,000	34,160
13 April 2015	Share issued under US Omnibus Plan	$5.18	4,826	25,000
1 May 2015	Share issued under US Omnibus Plan	$5.35	6,000	32,100

These transactions are not reflected in the statement of cash flows.

74	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 22: Key management personnel disclosures

(a)	Directors

The following persons were directors of MOKO Social Media Limited during the financial year:

Ian Rodwell	-	Chief Executive Officer and Managing Director
Greg McCann	-	Non-Executive Chairman
Mark Hauser	-	Non-Executive Director
Jeff White	-	Non-Executive Director (appointed 1st February, 2015)
Leo Hindery Jr	-	Non-Executive Director (appointed 1st April, 2015)
Peter Yates	-	Non-Executive Director (resigned 17th November, 2014)
Johannes De Back	-	Non-Executive Director (resigned 13th April, 2015)

(b)	Key management personnel compensation

The aggregate compensation made to directors and other members of key management personnel of the Consolidated Entity is set out below:

	Consolidated
	2015	2014
	$	$

Short-term employee benefits	740,628	551,700
Post-employment benefits	14,496	36,775
Share based payments - Performance shares	759,577	493,205
Share based payments - Options	505,470	2,723,037
	2,020,171	3,804,717

Detailed remuneration disclosures can be found in Sections A-E of the remuneration report on pages 17 to 24.

Note 23: Related party transactions

(a) Parent entity

MOKO Social Media Limited is the parent entity.

(b) Subsidiaries

Interests in subsidiaries are set out in Note 25.

(c) Key management personnel

Disclosures relating to key management personnel are set out in Note 22 and the remuneration report on pages 17 to 24 in the Directors’ Report.

(d) Transactions with related parties

The following transactions occurred with related parties:

On 1 October 2014, MOKO completed a business combination by acquiring 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd (‘Tagroom’). Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic. The fair value consideration was settled via $200,000 in cash and $200,000 (1,242,263 shares) in MOKO ordinary shares priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion on 12 December 2014.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	75

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 23: Related party transactions (continued)

	Consolidated
	2015	2014
	$	$
Amounts recognised as expense
Company secretarial and accounting (1)	56,670	97,793
Office rent (2)	20,047	13,368
Total	76,717	111,161

(1) Andrew Bursill, the former Company Secretary who resigned on 31 January 2015, is also an associate of Franks & Associates Pty Ltd which provided accounting and Company secretarial services to MOKO Social Media Limited. The contract between MOKO Social Media Limited and Franks & Associates was based on normal commercial terms.

(2) Greg McCann, Non-Executive Chairman, is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio is based on normal commercial terms.

(e) Loans to/from related parties

Loans are made to/by the Parent Entity, MOKO Social Media Limited, to its subsidiaries for capital purchases and working capital purposes. The loans outstanding between the Parent Entity and its subsidiaries have no fixed date of repayment and are non-interest bearing, with the exception of the loan to Deals I Love (Australia) Pty Ltd which bears interest at 10%. Details of the Parent Entity’s interest in its subsidiaries are set out in Note 25.

	Company
	2015	2014
	$	$
Non-Current
Loans to / (from) subsidiaries:
MOKO.mobi Inc	12,197,944	(572,875)
Deals I Love (Australia) Pty Ltd	994,584	535,280
Tagroom Pty Ltd	280,686	-
All Night Media Limited	-	(120,014)
Total	13,473,214	(157,609)

No dividends were received from the subsidiaries in the 2014 or 2015 financial years.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

76	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 24: Parent entity information

Set out below is the supplementary information about the parent entity.

	Parent
	2015	2014
Statement of profit or loss and other comprehensive income	$	$
Loss after income tax	(6,004,302)	(12,914,498)

Total comprehensive income	(6,004,302)	(12,914,498)

Statement of financial position
Total current assets	6,766,544	9,704,387

Total assets	26,864,720	13,051,229

Total current liabilities	1,639,624	1,627,957

Total liabilities	1,685,154	1,663,004

Equity
Issued capital	58,214,371	41,679,662
Reserves	10,246,474	8,420,633
Accumulated losses	(43,281,279)	(38,712,070)

Total equity	25,179,566	11,388,225

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2014 and 30 June 2015.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2014 and 30 June 2015.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Consolidated Entity, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at fair value, less any impairment, in the parent entity.

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity and some of its subsidiaries are party to a deed of cross guarantee under which each company guarantees the debts of the others. No deficiencies of assets exist in any of these subsidiaries.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	77

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 25: Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following wholly-owned subsidiaries in accordance with the accounting policy described in Note 1:

		Entity interest
	Country of incorporation	2015	2014
Moko Mobi Inc	United States of America	100%	100%
Moko Door Foundation	United States of America	100%	-
All Night Media Limited	England	100%	100%
Paper Tree Limited	British Virgin Islands	100%	100%

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary with non-controlling interests in accordance with the accounting policy described in Note 1:

Name	Country of incorporation	Parent	Non-controlling interest
		Ownership interest	Ownership interest
Deals I Love (Australia) Pty Ltd (1)	Australia	51%	49%
Tagroom Pty Ltd (2)	Australia	80%	20%

(1)	The Non-controlling Interest holds 49% of the voting rights of Deals I Love (Australia) Pty Ltd.
(2)	The Non-controlling Interest holds 20% of the voting rights of Tagroom Pty Ltd.

Summarised financial information

Summarised financial information of the subsidiaries with non-controlling interests that are material to the Consolidated Entity are set out below:

78	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 25: Subsidiaries (continued)

Tagroom Pty Ltd
2015
$
Summarised statement of financial position
Current assets	26,926
Non-current assets	7,160
Total assets	34,086

Current liabilities	640,914
Non-current liabilities	-
Total liabilities	640,914
Net assets	(606,828)

Summarised statement of profit or loss and other comprehensive income
Revenue	43,735
Expenses	(710,992)

Profit before income tax	(667,257)
Income tax expense	-

Profit after income tax	(667,257)
Other comprehensive income	-

Total comprehensive income	(667,257)

Statement of cash flows
Net cash used in operating activities	(544,370)
Net cash used in investing activities	(10,246)
Net cash provided by financing activities	552,401

Net (decrease) in cash and cash equivalents	(2,215)

Other financial information
Loss attributable to non-controlling interests	(133,451)
Accumulated non-controlling interests at the end of reporting period	(133,451)

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	79

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 25: Subsidiaries (continued)

Deals I Love (Australia) Pty Ltd
	2015	2014
	$	$
Summarised statement of financial position
Current assets	140,551	136,447
Non-current assets	2,485	2,485
Total assets	143,036	138,932

Current liabilities	1,266,592	961,942
Non-current liabilities	-	-
Total liabilities	1,266,592	961,942
Net assets	(1,123,556)	(823,010)

Summarised statement of profit or loss and other comprehensive income
Revenue	1,990,291	4,274,571
Expenses	(2,290,837)	(4,527,831)

Profit before income tax	(300,546)	(253,260)
Income tax expense	-	-

Profit after income tax	(300,546)	(253,260)

Other comprehensive income	-	-

Total comprehensive income	(300,546)	(253,260)

Statement of cash flows
Net cash used in operating activities	(390,975)	(416,697)
Net cash provided by financing activities	385,000	402,832

Net (decrease) in cash and cash equivalents	(5,975)	(13,865)

Other financial information
Loss attributable to non-controlling interests	(147,268)	(124,098)
Accumulated non-controlling interests at the end of reporting period	(271,366)	(124,098)

Note 26: Earnings per share

	2015	2014
	$	$
(a) Earnings per share
Loss after income tax attributable to owners of MOKO Social Media Limited	(20,013,288)	(13,472,361)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	609,883,178	472,906,543
Basic earnings per share	(3.28) cents	(2.85) cents

80	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 26: Earnings per share (continued)

(b) Diluted earnings per share

Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share

Note 27: Contingencies

There were no contingent liabilities at 30 June 2015 (2014: $nil).

Note 28: Commitments

Lease commitments - rental

	Consolidated
	2015	2014
	$	$
Within one year	414,406	242,086
One and five years	563,305	361,855
More than five years	-	-
	977,711	603,941

The Consolidated Entity leases its offices in United States of America and Australia. The US lease includes a three-year lease commitment for a New York office until November 2017 and a three-year lease commitment for an office in Alexandria, VA until September 2017.

During the year an amount of $453,673 (2014: $198,236) was recognised as an expense in profit or loss in respect of operating rental leases.

Note 29: Prior period adjustment and restatement of comparatives

The research and development tax credit received from the Australian government ($1,082,953) for the year ended 30 June 2014 was classified as an income tax benefit. In the 2015 financial year, it has been determined that a more accurate application of the relevant accounting standard dictates that the amount of the research and development tax credit received from the Australian government be recognised as other income.

In relation to the above prior period adjustment and restatement of comparatives, the extracts for those items affected are below:

Statement of profit or loss and other comprehensive income	2014 (reported)	Adjustments	2014 (restated)
	$	$	$
Other income	282,148	1,082,953	1,365,101

Loss before income tax	(14,650,364)	1,082,953	(13,567,411)
Income tax benefit / (expense)	1,053,905	(1,082,953)	(29,048)
Loss after income tax	(13,596,459)	-	(13,596,459)

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	81

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 30: Events occurring after the statement of financial position date

Option Issues

Since 30 June 2015, the following options over American Depository Shares have been issued:

-	On 18 September 2015, 20,000 options over ADSs (equivalent to 800,000 ordinary shares) with an exercise price of US$4.00 and an expiry date of 31 July 2017; and
-	On 22 September 2015, 25,000 options over ADSs (equivalent to 1,000,000 ordinary shares) with an exercise price of US$3.00 and an expiry date of 22 September 2017.

Since 30 June 2015, the following options over American Depository Shares have been cancelled due to vesting conditions not being met:

-	On 18 September 2015, 7,500 options over ADSs (equivalent to 300,000 ordinary shares) with an exercise price of US$4.58 and an expiry date of 3 November 2017; and
-	On 18 September 2015, 7,500 options over ADSs (equivalent to 300,000 ordinary shares) with an exercise price of US$4.58 and an expiry date of 3 November 2018.

Share Issues

On 14 July 2015, the Company filed a Form F-3 Registration Statement with the Securities Exchange Commission for a maximum aggregate public offering of up to US $40,000,000. The Form F-3 is used by foreign private issuers in the U.S. to register offerings of securities and can be utilised in stages over three years. This provides MOKO with additional flexibility to approach the U.S. market for capital over the medium term. No proceeds have been received to date.

Option Investment

On 4 September 2015, MOKO executed an amendment to the Share Purchase Agreement dated April 24, 2015 with Big Teams LLC (“Big Teams”). Subject to the terms and conditions of the Share Purchase Agreement and MOKO is not in default of the Agreement, the Amendment extends the option for MOKO to invest an additional One Million Five Hundred Thousand U.S. Dollars (US$1,500,000.00) in Big Teams LLC from 1 October 2015 to 1 December 2015.

Director Appointments

On 23 September 2015, MOKO announced that Emma Waldon would be appointed as a Non-Executive Director effective from 1 October 2015.

On 24 September 2015, MOKO announced that Diana Rhoten would be appointed as a Non-Executive Director effective from 1 October 2015.

No other matter or circumstance has arisen since 30 June 2015 that has or may significantly affect:

(a)  MOKO Social Media Limited operations in future financial years, or

(b)  The results of those operations in future financial years, or

(c)  MOKO Social Media Limited’s state of affairs in future financial years.

Note 31: Auditor’s remuneration

During the year the following fees were paid or payable for services provided by the auditor:

	Consolidated
	2015	2014
	$	$
Audit services
Audit and review of financial reports – BDO	335,715	318,537
F1 review of financial reports – BDO	23,614	200,019
Tax advice - BDO	-	10,790

	359,329	529,346

82	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

DIRECTORS’ DECLARATION

The directors of the Company declare that:

•	the attached financial statements and notes thereto comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes thereto comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in Note 1 to the financial statements;

•	the attached financial statements and notes thereto give a true and fair view of the Consolidated Entity's financial position as at 30 June 2015 and of its performance for the financial year ended on that date;

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5) of the Corporations Act 2001.

On behalf of the directors

Greg McCann Chairman Date: 30 September 2015 Sydney, Australia	Ian Rodwell Managing Director Date: 30 September 2015 Virginia, USA

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	83

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 7 September 2015

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

(i)	Distribution schedule of shareholdings as at 7 September 2015

MKB – Fully paid Ordinary Shares

Range	Securities	%	No of Holders	%
100,001 and Over	713,292,245	94.41	447	11.48
10,001 to 100,000	38,175,994	5.05	868	22.88
5,001 to 10,000	2,165,763	0.29	261	6.88
1,001 to 5,000	1,460,706	0.19	549	14.47
1 to 1,000	391,971	0.06	1,668	43.98
Total	755,486,679	100	3,793	100

There were 2,127 holders of less than a marketable parcel of ordinary shares.

(ii) Distribution schedule of unlisted options over ordinary share holdings

Range	(1)	(2)	(3)	(4)	(5)	(6)	(7)*	(8)*	(9)	(10)*	(11)*	(12)	(13)*	(14)*	(15)*	(16)*	(17)
100,001 & Over	6	3	2	1	1	1	1	1	2	2	9	1	3	1	1	1	1
10,001 to 100,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
5,001 to 10,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1,001 to 5,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1 to 1,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	6	3	2	1	1	1	1	1	2	2	9	1	3	1	1	1	1

Number	Expiry Date	Exercise Price	Number under option
(1)	24-Oct-15	$0.155	3,450,000
(2)	28-Nov-15	$0.40	16,000,000
(3)	28-Nov-15	$0.10	6,400,000
(4)	31-Dec-15	US$0.15	1,000,000
(5)	31-Jan-16	$0.20	2,000,000
(6)	30-Jun-16	US$0.17	250,000
(7)*	30-Jun-16	US$0.05	1,000,000
(8)*	30-Jun-16	US$0.075	1,000,000
(9)	30-Jul-16	$0.042	10,000,000
(10)*	31-Jul-16	$0.06	500,000
(11)*	31-Jul-16	$0.17	4,250,000
(12)	26-Nov-16	$0.19	3,000,000
(13)*	20-Dec-16	$0.20	1,000,000
(14)*	31-Dec-16	$0.17	700,000
(15)*	31-Dec-16	$0.075	750,000

84	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

SHAREHOLDER INFORMATION

Number	Expiry Date	Exercise Price	Number under option
(16)*	31-Jan-17	$0.196	1,000,000
(17)	26-Nov-17	$0.19	7,500,000
Total			59,800,000

* Employee share options

Details of holders of unlisted share options in the employee share option category are exempted from disclosure under Chapter Four of the ASX listing rules.

(iiI) Distribution schedule of unlisted options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

Range	(1)*	(2)*	(3)*	(4)*	(5)*	(6)*	(7)*	(8)*	(9)*	(10)*
100,001 & Over	1	1	6	1	2	1	1	1	1	1
10,001 to 100,000	-	-	-	-	-	-	-	-	-	-
5,001 to 10,000	-	-	-	-	-	-	-	-	-	-
1,001 to 5,000	-	-	-	-	-	-	-	-	-	-
1 to 1,000	-	-	-	-	-	-	-	-	-	-
Total	1	1	6	1	2	1	1	1	1	1

Number	Expiry Date	Exercise Price (USD$)	Number of Shares under option	Number of ADS under option
(1)*	31-Dec-15	$4.07	1,000,000	25,000
(2)*	31-Dec-15	$5.55	300,000	7,500
(3)*	30-Jun-16	$7.50	1,670,000	41,750
(4)*	30-Jun-16	$6.66	100,000	2,500
(5)*	30-Jun-16	$7.50	450,000	11,250
(6)*	30-Jun-16	$4.00	1,000,000	25,000
(7)*	03-Dec-16	$4.58	300,000	7,500
(8)*	31-Dec-16	$6.29	1,000,000	25,000
(9)*	31-Jul-17	$4.00	800,000	20,000
(10)*	22-Sep-17	$3.00	1,000,000	25,000
Total			7,620,000	190,500

* Employee share options

Details of holders of unlisted share options in the employee share option category are exempted from disclosure under Chapter Four of the ASX listing rules.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	85

SHAREHOLDER INFORMATION

B. Equity security holders

(i)	The names of the twenty largest holders of quoted equity securities are listed below:

Rank	Name Securities %	Securities	%
1	NATIONAL NOMINEES LIMITED	111,292,885	14.73
2	AUXILIATUS PTY LTD	45,535,455	6.03
3	GREATSIDE HOLDINGS PTY LTD	35,926,716	4.76
4	EMROSE BV	25,099,378	3.32
5	FLORENCE PROPRIETARY LIMITED	15,194,444	2.01
6	J P MORGAN NOMINEES AUSTRALIA LIMITED	15,003,404	1.99
7	PERSHING AUSTRALIA NOMINEES PTY LTD	14,800,000	1.96
8	OSIRIS CAPITAL INVESTMENTS PTY LTD	11,732,863	1.55
9	BUTTONWOOD NOMINEES PTY LTD	11,369,090	1.50
10	REEF INVESTMENTS PTY LTD	11,065,078	1.46
11	ICE COLD INVESTMENTS PTY LTD	11,000,000	1.46
12	ICE COLD INVESTMENTS PTY LTD	10,575,000	1.40
13	REEF INVESTMENTS PTY LTD	10,565,012	1.40
14	EARL FIDUCIARY AG	10,000,000	1.32
15	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	9,811,210	1.30
16	UBS NOMINEES PTY LTD	9,500,000	1.26
17	AUXILIATUS PTY LTD	9,000,000	1.19
18	REEF INVESTMENTS PTY LTD	8,402,948	1.11
19	WESTRADE RESOURCES PTY LTD	8,187,441	1.08
20	WESTERN PACIFIC CORPORATE INVESTMENTS PTY LTD	8,166,668	1.08
	TOTAL TOP 20	392,227,592	51.92

(i)	Unlisted option holders over ordinary shares*

Number	Security Holders >20%
(1)	Triple C Consulting Pty Ltd (1,250,000)	Cappig Finance Pty Ltd (1,000,000)
(2)	Rodwell Family Trust (10,000,000)	Florence Pty Ltd ATF McCann Super Fund (5,000,000)
(3)	Hans De Back (6,400,000)	-
(4)	Patrick McGee (1,000,000)	-
(5)	Mark Hauser (1,000,000)	-
(6)	Jerry Casselano (250,000)	-
(9)	Emrose BV (5,000,000)	Florence Pty Ltd ATF McCann Super Fund (5,000,000)
(12)	Mark Hauser (3,000,000)	-
(17)	Ian Rodwell (7,500,000)	-

*Employee share options

Details of holders of unlisted share options in the employee share option category are exempted from disclosure under Chapter Four of the ASX listing rules.

C. Substantial Shareholders

Moko has been notified of the following substantial shareholdings

Holder	Number of ordinary shares	% of total shares issued
Peter Yates	50,163,402	6.64%
Trevor Douglas Nairn	114,528,662	15.16%

86	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015

SHAREHOLDER INFORMATION

D.  Restricted Securities

The Company does not hold any restricted securities

E.  Voting Rights

The voting rights attaching to each class of equity securities are set out below:

(i)	Ordinary shares: Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholders entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Law, and has one vote on a show of hands and one vote per fully paid share on a poll.

(ii)	Options: No voting rights.

F. Listing Rule 4.10.13

MOKO Social Media Limited securities are quoted on the following exchanges:

ASX under the code MKB

NASDAQ under the code MOKO

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2015	87